Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of March, 2013

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Manual for Shareholders’ Participation in the Annual and Extraordinary Shareholders’ Meeting of April 10, 2013

Manual for Shareholders’ Participation

Annual Shareholders’ Meeting
of April 10th, 2013

TABLE OF CONTENTS

3	Message from the Chairman of the Board of Directors
4	Message from the Chief Executive Officer
5	Invitation
6	Call notice
9	Procedures and deadlines
10	Voting rights in the Meeting
11	Management Proposal for matters to be discussed in the Annual General Shareholders’ Meeting, including:
13
Annex I - Financial statements referring to the fiscal year ended on December 31st, 2012, including (i) the Management’s report on the Company’s businesses and the main administrative facts of the fiscal year ended on December 31st, 2012; (ii) Report from our Independent Auditors and (iii) Report from our Fiscal Council

Note: This Annex was previously filed on Ultrapar's Form 6-K dated February 21st, 2013

14	Annex II - Management discussion and analysis on the financial conditions of the Company, under the terms of Item 10 of the Reference Form
53	Annex III - Allocation of net earnings proposal for the fiscal year, pursuant to Annex 9-1-II of CVM Instruction nr 481/2009
58	Annex IV - Management and Fiscal Council compensation proposal
60	Annex V - Information about the managment compensation, under the terms of item 13 of the Reference Form
86
Annex VI - Information about the candidates for members of the Board of Directors and of the Fiscal Council indicated or supported by the management, under the terms of items 12.6 to 12.10 and 12.12 of the Reference Form

103	Annex VII – Model for power of attorney
107	Annex VIII - Glossary of the terms used in items 10, 12.6 to 12.10, 12.12 and 13 of the Reference Form which are part of this document

MESSAGE FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS

Dear Shareholders,

We are pleased to invite you to attend the Annual General Shareholders’ Meeting (the “Meeting”) of Ultrapar Participações S.A. (“Ultrapar” or the “Company”), to be held on April 10th, 2013, at 2:00 p.m., in the Company’s headquarters, located at Av. Brigadeiro Luis Antônio, nr 1.343, 9th floor, in the City and State of São Paulo, Brazil, in accordance with the Call Notice to be published in the newpapers Valor Econômico on March 11th, 12th and 13th, 2013 and Diário Oficial do Estado de São Paulo on March 12th, 13th and 14th, 2013, also available at the Company’s website (www.ultra.com.br).

PAULO G. A. CUNHA
Chairman of the Board of Directors

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

Dear Shareholders,

The preparation of this Manual for Shareholders’ Participation (the “Manual”) is aligned with the Company’s philosophy towards the continuous improvement of its corporate governance practices, including the quality and convenience of the information provided to our shareholders.

The purpose of this document is to present the management proposals and to provide you with clarification and guidance regarding the matters to be discussed in the Meeting of April 10th, 2013 of Ultrapar. Accordingly, in this Manual you will find information on the date, location and time of the Meeting, guidelines regarding the procedures required for your attendance and power of attorney to participation in the Meeting as well as the necessary information regarding the matters to be discussed.

THILO MANNHARDT
Chief Executive Officer

INVITATION

DATE
April 10th, 2013

TIME
2:00 p.m.

LOCATION
Company’s headquarters
Av. Brigadeiro Luis Antônio, nr 1343
Bela Vista – 01317-910
São Paulo – SP

MAP

CALL NOTICE

ANNUAL GENERAL SHAREHOLDERS’ MEETING

The shareholders are hereby invited to attend the Annual General Shareholders’ Meeting of Ultrapar Participações S.A. (“Ultrapar” or the “Company”), to be held on April 10th, 2013, at 2:00 p.m., in the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo (the “Meeting”), in order to vote on the following matters:

1.           Analysis and approval of the Management’s report, Management’s accounts and financial statements referring to the fiscal year ended on December 31st, 2012, together with the report from the Independent Auditors and the opinion from the Fiscal Council;

2.           Allocation of net earnings for the fiscal year ended on December 31st, 2012;

3.           Election of the members of the Board of Directors;

4.           Setting of the Management’s compensation; and

5.           Based on the request for installation of the Fiscal Council made by shareholders representing more than 2% (two percent) of the voting shares issued by the Company, election of the members of the Fiscal Council and setting of their compensation.

Election of the members of the Board of Directors - Procedure to request the adoption of a cumulative vote

The minimum percentage of voting capital necessary for requesting the adoption of cumulative vote for the election of members of the Board of Directors is 5% (five percent) of the common shares, according to CVM Instruction nr 165/91, amended by CVM Instruction nr 282/98.

Pursuant article 21 of the Company’s Bylaws as well as article 141, § 1 of the Brazilian Corporate Law, such option shall be exercised by shareholders up to 48 hours before prior to the Meeting.

Attendance at the Meeting

The shareholders (including holders of American Depositary Receipts (“ADRs”)) of the Company attending the Meeting in person or represented by proxies, must comply with the requirements for attendance provided for in article 12 of the Company’s Bylaws, presenting the documents listed under items Individual Shareholder, Corporate Shareholder and Investment Funds below. The quality of shareholder will be evidenced by submitting a statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares held by them up to three days prior to the Meeting.

Shareholders holding ADRs will be represented at the Meeting by the custodian of the shares underlying the ADRs pursuant to the terms of the deposit agreement, dated December 16, 1999, as amended (“Deposit Agreement”).  The procedures for exercising voting rights in connection with the ADRs will be specified in a communication to be delivered to ADR holders by the depositary bank, pursuant to the terms of the Deposit Agreement. Shareholders may be represented by proxies that have been granted within one year, representatives who may be shareholders, members of the Company’s management, lawyers, financial institutions, or investment fund managers representing the investors.

Individual Shareholder

•	Original or certified copy of a photo identification (ID, Alien Resident Card, driver’s license, officially recognized work card, or passport, in case of non-Brazilians); and

•	Original or certified copy of the power-of-attorney, if applicable, and a photo identification of the proxy.

Corporate Shareholder

•
Certified copy of the most recent consolidated bylaws or articles of incorporation and of the corporate action granting powers of attorney (minutes of the meeting of election of the board members and/or power of attorney);

•	Original or certified copy of photo identification of the proxy or proxies; and;

•	Original or certified copy of the power of attorney, if applicable, and photo identification of the proxy.

Investment Funds

•	Evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers;

•	The corporate action of the manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and

•	In the event the representative or proxy is a legal entity, the same documents referred to in “Corporate Shareholder” must be presented to the Company.

The documents listed above must be sent to the Investor Relations Department until 2:00 p.m. of April 8th, 2013.

Availability of Documents and Information

In accordance with Ultrapar’s bylaws and with article 6 of CVM Instruction nr 481, of December 17th, 2009, the documents and information regarding the matters to be approved, as well as other relevant information and documents to the exercise of voting rights in the Meeting, were filed with the CVM by the IPE system and are available in CVM website (www.cvm.gov.br), in the Company's headquarters and in the Company’s website (www.ultra.com.br), where the Manual of the Annual Shareholders’ Meeting is also available.

São Paulo, March 8th, 2013.

PAULO GUILHERME AGUIAR CUNHA
Chairman of the Board of Directors

PROCEDURES AND DEADLINES

The documents necessary for participation in the Meeting are specified in the Call Notice.

We clarify that in the case of non-Brazilian investment funds and shareholders, a sworn translation of the documents shall not be required if the documents are originally in English or Spanish.

Ultrapar, aiming to facilitate the representation of its shareholders at the Meeting (excluding holders of common shares in the form of ADRs), provides in Annex VII of this Manual a power-of-attorney model, through which shareholders may appoint the lawyers thereby indicated to represent them at the Meeting, at no cost and strictly in accordance with the powers granted. To the extent shareholders (excluding holders of common shares in the form ADRs) opt to be represented at the Meeting using the model provided by the Company, the power of attorney shall include all the representatives listed in Annex VII.

The documents listed above must be sent to the Investor Relations Department, at Avenida Brigadeiro Luís Antônio, 1343, 8th floor, in the City and State of São Paulo, up to 2:00 p.m. of April 8th, 2013.

The shareholders or group of shareholders willing to propose another slate of candidates to be voted to the Board of Directors must, at least five (5) days prior the date of the Meeting, send to the Board of Directors statements individually signed by the candidates nominated by such shareholders or group of shareholders, containing the information mentioned in the second paragraph of article 20 of the Company’s Bylaws. Upon the compliance with formal requirements, the Company shall immediately disclose the slate of candidates, by notice posted on the Company's website and electronically filed with the CVM and BM&FBOVESPA.

VOTING RIGHTS IN THE MEETING

All shareholders of Ultrapar (including holders of common shares in the form of ADRs) may vote in all matters included in the agenda. Each common share entitles its holder to one vote in the Meeting’s resolutions.

MANAGEMENT PROPOSAL

Dear Shareholders,

The Management of Ultrapar Participações S.A. (“Ultrapar” or “Company”) hereby presents to the Company’s shareholders the following Management Proposal, regarding the matters to be deliberated upon at the Company’s Annual General Shareholders’ Meeting (“Meeting”), to be held on April 10th, 2013, at 2:00 p.m.:

1) Analysis and approval of the Management’s report, Management’s accounts and financial statements referring to the fiscal year ended on December 31st, 2012, together with the report from the Independent Auditors and the opinion from the Fiscal Council.

The Management’s report and financial statements referring to the fiscal year ended on December 31st, 2012 were filed with the CVM on February 20th, 2013, and published in newspapers with wide circulation on February 22nd, 2013. The documents above (i) were approved by the Board of Directors at a meeting held on February 20th, 2013 and (ii) obtained a favorable opinion from the Company’s Fiscal Council. The financial statements were audited and received an unqualified opinion from the Company’s independent auditors, Deloitte Touche Tohmatsu. Such documents are available in Annex I of the current proposal. The management discussion and analysis on the financial conditions of the Company, under the terms of Item 10 of the Reference Form, are available in Annex II of the current proposal. We propose the approval of the documents mentioned above by the Company’s shareholders.

2) Allocation of net earnings for the fiscal year ended on December 31st, 2012.

Pursuant to item II of § 1 of art. 9 of CVM Instruction 481, and in the format of Annex 9-1-II of the same instruction, we have made available information regarding the allocation of net earnings for the fiscal year ended on December 31st, 2012 in Annex III of the current proposal. We propose the approval of the allocation of net earnings according to Annex III and the financial statements of the Company.

3) Election of the members of the Board of Directors.

Pursuant to § 1 of art. 20 of the Company’s Bylaws, we propose the election of the slate formed by the candidates below as members of the Board of Directors.

- Ana Maria Levy Villela Igel
- Ivan de Souza Monteiro
- Lucio de Castro Andrade Filho
- Nildemar Secches
- Olavo Egydio Monteiro de Carvalho
- Paulo Guilherme Aguiar Cunha
- Paulo Vieira Belotti
- Pedro Wongtschowski
- Renato Ochman

We believe that the proposed slate presents a balanced composition of qualifications among the candidates, based on expertise, experience and skills that are together relevant to the Company, as well as provides continuity to the work that has been developed by the Company’s management.

Information on the professional experience of the candidates are available in Annex VI of the current proposal, according to items 12.6 to 12.10 of the Reference Form.

4) Setting of the Management’s compensation.

We propose the approval of the Company´s management compensation proposal according to the terms presented in Annex IV of the current proposal. To provide the comprehension of the rationale of the presented proposal, we disclose additional information regarding the management´s compensation policies and practices in Annex V of the current proposal.

5) Based on the request for installation of the Fiscal Council made by shareholders representing more than 2% (two percent) of the voting shares issued by the Company, election of the members of the Fiscal Council and setting of their compensation.

Considering that the Fiscal Council will be established by request of a shareholder representing more than 2% (two percent) of shares with voting rights issued by the Company, pursuant to article 161 of Law 6.404/76, § 2, we propose the election of the following candidates as members of the Company´s Fiscal Council, as well as their alternates.

As effective members of the Fiscal Council:

- Flavio Cesar Maia Luz
- Mario Probst
- José Reinaldo Magalhães

As alternate members of the Fiscal Council:

- Márcio Augustus Ribeiro
- Pedro Ozires Predeus
- Sérgio Paulo Silva

Information regarding the professional experience of the candidates is available in Annex VI of the current proposal, according to items 12.6 to 12.10 of the Reference Form.

Additionally, we propose the approval of the compensation of the members of the Fiscal Council for their term of office according to the terms presented in Annex IV of the current proposal.

São Paulo, March 8th, 2013.

PAULO GUILHERME AGUIAR CUNHA
Chairman of the Board of Directors

ANNEX I - FINANCIAL STATEMENTS

Note: This Annex was previously filed on Ultrapar’s Form 6-K dated February 21, 2013.

ANNEX II - ITEM 10 OF THE REFERENCE FORM (MD&A)

10.1 Management discussion & analysis:

Introduction

You should read this discussion together with our consolidated financial statements, filed with the CVM on February 20th, 2013, including the notes thereto, and other financial information included elsewhere in this document. The notes to the financial statements mentioned in this document refer to those presented together with the financial statements.

a.	General financial and equity conditions

Company overview

Ultrapar is a Brazilian business group with 75 years of history, with leading position in the markets in which it operates. Our four principal segments are:

•   the LPG distribution business, conducted by Ultragaz;
•   the fuels distribution business, conducted by Ipiranga;
•   the chemical and petrochemical business, conducted by Oxiteno; and
•   storage for liquid bulk, conducted by Ultracargo.

Ultragaz distributes LPG to residential, commercial and industrial market segments. Ipiranga distributes gasoline, ethanol, diesel, NGV (natural gas for vehicles), fuel oil, kerosene and lubricants through a network of 6.5 thousand service stations and directly to large customers. Oxiteno produces ethylene oxide and its principal derivatives, and is also a major producer of specialty chemicals, particularly surfactants. It manufactures approximately 1,400 products used in various industrial sectors such as cosmetics, detergents, agrochemicals, packaging, textiles, paints and varnishes. Ultracargo is the largest provider of storage for liquid bulk in Brazil.

2012
In 2012, the Brazilian economy presented a modest growth level. In order to foster the economic activity, the Brazilian government adopted counter-cyclical measures during the year, with an emphasis on the lowering of the base interest rate, which was reduced from 11.0% at the end of 2011 to 7.25% at the end of 2012, and on the reduction of federal taxes on the automotive sector. Despite the government measures, GDP growth during 2012 was 0.9%, below the 2.7% growth recorded in 2011. Even facing a more challenging macroeconomic environment, Ultrapar achieved record levels of results in 2012, mainly due to the larger scale of operations, derived from investments and acquisitions made in the previous years, associated to a sound financial position and result- and value creation-oriented culture. In 2012, Ultrapar’s net sales and services amounted to R$ 53.9 billion, EBITDA amounted to R$ 2,405.4 million and net earnings amounted to R$ 1,017.9 million. Net debt to EBITDA ratio in the end of 2011 was 1.3 – lower than the 1.4 ratio of the end of 2012 – reflecting the strong cash generation in the year. Ultrapar ended 2012 with total assets of R$ 15.3 billion and shareholders’ equity of R$ 6.0 billion.

2011
In 2011, the Brazilian economy continued to grow, with highlights to historically low unemployment rates, good performance of retail sector and higher credit availability, which reached a record level of 49% of the gross domestic product (GDP) in the fourth quarter of the year. Nevertheless, the economy grew at decreasing rates throughout the year. The GDP grew by 2.7% in 2011, as compared with 7.5% in the same period of 2010, reflecting the international economic instability, particularly in Europe. Despite the unstable economic environment seen particularly in the second half of 2011, and a more moderate performance of the Brazilian economy, Ultrapar achieved record levels of results as of 2011, mainly due to the larger scale of operations, derived from investments made in the previous years, associated to a sound financial position and result- and value creation-oriented culture. In the year, Ultrapar’s net sales and services amounted to R$ 48.7 billion, EBITDA amounted to R$ 2,032.3 million and net earnings amounted to R$ 854.8 million. Net debt to EBITDA in the end of 2011 ratio was 1.4 – higher than the 1.2 ratio at the end of 2010. Ultrapar ended 2011 with total assets of R$ 13.7 billion and shareholders’ equity of R$ 5.6 billion.

2010
The year 2010 was marked by the strong growth of the Brazilian economy, with highlights to the low unemployment rates, expansion in income and total wages and higher credit availability, which reached in December a record level of 47% of the GDP. The gross domestic product grew by 7.5% in the year, driven by the good performance of the retail, automotive and civil construction sectors. The strong growth of the Brazilian economy, associated with larger scale of operations, derived from investments made in the last years, with the prudence in financial management and with result- and value creation-oriented culture enabled Ultrapar to achieve record levels of results as of 2010. In the year, Ultrapar’s net sales and services amounted to R$ 42.5 billion, EBITDA amounted to R$ 1,855.3 million and net earnings amounted to R$ 765.2 million. The 2010 net financial debt to EBITDA ratio was 1.2 – lower than the 1.5 ratio of the end of 2009 – reflecting the increase in earnings and cash generation. Ultrapar ended 2010 with total assets of R$ 13.0 billion and shareholders’ equity of R$ 5.2 billion.

See “Item 10.2.c. Effect of inflation, changes in prices of main feedstocks and products, foreign exchange and interest rates on operating and financial results” for trend information.

b.	Capital structure and possibility of redemption of shares

Capital structure
Our paid up capital as of December 31st, 2012 amounted to R$ 3,696.8 million, composed by 544,383,996 common shares, without par value.

2012
Ultrapar ended the fiscal year 2012 with a gross debt of R$ 6,238,7 million and cash of R$ 3,161.7 million, resulting in a net debt of R$ 3,077 million, an increase of 11% over 2011, mainly due to investments in expansion, acquisitions and dividends distributed over the last 12 months. On December 31st, 2012, shareholders’ equity amounted to R$ 6,015.7 million, resulting in a net debt to shareholders’ equity ratio of 51%.

2011
Ultrapar ended the fiscal year 2011 with a gross debt of R$ 5,561.6 million and a gross cash position of R$ 2,782.3 million, resulting in a net debt of R$ 2,779.3 million, 28% higher than the Company’s net debt position of 2010, due to higher investments made in 2011 and directed to operational growth. On December 31st, 2011, shareholders’ equity amounted to R$ 5,577.2 million, resulting in a net debt to shareholders’ equity ratio of 50%.

2010
Ultrapar ended the fiscal year 2010 with a gross debt of R$ 5,396.0 million and a gross cash position of R$ 3,220.4 million, resulting in a net debt of R$ 2,175.7 million, 2% higher than the Company’s net debt position of 2009. On December 31st, 2010, shareholders’ equity amounted to R$ 5,175.6 million, resulting in a net debt to shareholders’ equity ratio of 42%.

Year ended December 31st,
(R$ million)	2012	% of shareholders’ equity	2011	% of shareholders’ equity	2010	% of shareholders’ equity

Gross debt	6,238.7	104%	5,561.6	100%	5,396.0	104%
Cash, cash equivalents and financial investments	3,161.7	53%	2,782.3	50%	3,220.4	62%
Net debt	3,077.0	51%	2,779.3	50%	2,175.7	42%

i.	Hypothesis for the redemption of shares

There is no hypothesis for the redemption of shares issued by the Company, in addition to those legally provided.

ii.	Calculation for redemption value

Not applicable.

c.   Capacity to meet our financial commitments

Our principal sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. We believe that these sources are sufficient to satisfy our current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

Periodically, we assess the opportunities for acquisitions and investments. We consider different types of investments, either directly or through joint ventures, or associated companies, and we finance such investments using cash generated from our operations, debt financing, through capital increases or through a combination of these methods.

We believe we have sufficient working capital to satisfy our current needs. In addition to the cash flow generated from our operations during the year, as of December 31st, 2012, we had R$ 3,161.7 million in cash, cash equivalents, short-and long-term investments. The gross indebtedness due between January and December 2013 totals R$ 1,866 million, including estimated interests on loans. Furthermore, the investment plan for 2013 totals R$ 1,437 million.

We anticipate that we will spend approximately R$ 10.8 billion in the next five years to meet long-term contractual obligations, including the amortization and payment of interests, as well as the 2013 budgeted capital expenditures.

(R$ million)	2013-2017

Contractual obligations	2,086.0
Investment plan for 2013	1,436.5
Financing¹	6,115.8
Estimated interest payments on financing²	1,072.3
Hedging instruments³	46.0
Total	10,756.5
¹ Does not include currency and interest rate hedging instruments.
² Includes estimated interest payments on short-term and long-term loans. Information of our derivative instruments is not included. The fair value information of such derivatives is available in note 22, filed with the CVM on February 20th, 2013. To calculate the estimated interest on loans certain macroeconomic assumptions were used, including, on average for the period, (i) CDI of 9.35% p.a., (ii) exchange rate of the real against the U.S. dollar of R$ 2.10 in 2013, R$ 2.23 in 2014, R$ 2.37 in 2015, R$ 2.53 in 2016 and R$ 2.67 in 2017 (iii) TJLP of 5.0% p.a. and (iv) IGP-M (General Market Price Index) of 5.35% p.a. in 2013 and 5.00% p.a. from 2014 to 2017.
³ The currency and interest rate hedging instruments were estimated based on projected U.S. dollar futures contracts and the futures curve of DI x Pre contract quoted on BM&FBOVESPA as of December 28th, 2012, and on the futures curve of LIBOR (BBA - British Bankers Association) on December 31st, 2012. In the table above, only the hedging instruments with negative estimated result at the time of settlement were considered.

See “Item 10.1.f. Indebtedness level and debt profile”, “Item 10.8.b. Other off-balance sheet arrangements” and “Item 10.10.a.i. Quantitative and qualitative description of the investments in progress and the estimated investments” for further information.

We expect to meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financing and the refinancing of some of our indebtedness.

d.  Sources for financing working capital and investments in non-current assets

We generated cash flow from operations of R$ 2,449.9 million, R$ 1,710.1 million and R$ 1,508.2 million for 2012, 2011 and 2010, respectively. In 2012, our cash flow from operations increased R$ 739.7 million compared to 2011, mainly as a result of the growth in our operations and lower investment in working capital, mainly due to the reduction in inventory . In 2011, our cash flow from operations increased R$ 201.9 million compared to 2010, mainly as a result of the growth in our operations.

Cash flow of investing activities used an amount of R$ 1,571.7 million, R$ 1,457.9 million and R$ 903.6 million in 2012, 2011 and 2010, respectively. In 2012, Ultrapar continued its strategy of value creation and investments to increase operating scale and productivity gains in its businesses. In 2012, 2011 and 2010, we invested R$ 1,295.1 million, R$ 970.2 million and R$ 840.8 million in additions to fixed and intangible assets, net of disposals. In 2012, Ultrapar, through its subsidiary Oxiteno S.A., acquired 100% of the shares of American Chemical for R$ 107.4 million, in addition to the assumption of R$ 32.7 million in net debt. Also in 2012, Ultrapar, through its subsidiary Tequimar, acquired 100% of the shares of Temmar, in the port of Itaqui, for R$ 68.2 million, including the assumption of R$ 91.2 million in net debt. Tequimar will disburse a minimum extra value of R$ 12 million, which may reach approximately R$ 30 million as a result of possible future expansions in the storage capacity of the terminal, provided that such expansions are implemented within the 7–year period after the acquisition, an amount that will be restated by the General Index of Market Prices (“IGP-M”). In 2011, Ultrapar acquired, through its controlled company Companhia Ultragaz S.A., 100% of Repsol’s shares for the total amount of R$ 49.8 million, and disbursed R$ 26.7 million related to the final payment of the DNP acquisition. In 2010, Ultrapar concluded the sale of the in-house logistics, solid bulk storage, and road transportation businesses of Ultracargo with a net receipt of R$ 80 million, that was partially offset by the initial disbursement of R$ 47 million settled in November 2010 for the acquisition of DNP.

Cash flows from financing activities totaled (R$ 618.6) million, (R$ 1,104.4) million and R$ 153.6 million for 2012, 2011 and 2010, respectively. In 2012, cash flows from financing activities reduced by R$ 485.8 million compared to 2011, mainly as a result  of the issuance of debentures, in March and November 2012, in order to strengthen the Company’s cash and extend its debt profile, partially offset by increased amortization of financing and debentures. In 2011, the R$ 1,258.0 million decrease in cash flows from financing activities reflected the higher raising of new loans in 2010. In 2010, cash flows from financing activities resulted mainly from financing obtained with Banco do Brasil and Banco Nacional de Desenvolvimento Econômico e Social – BNDES. Accordingly, cash and cash equivalents totaled R$ 2,050.1 million in 2012, R$ 1,791.0 million in 2011 and R$ 2,642.4 million in 2010.

e.  Sources for financing working capital and investments in non-current assets to be used to in case of deficiencies in liquidity

In 2012, 2011 and 2010, we did not present deficiencies in liquidity. We believe that Ultrapar has own resources and operational cash generation sufficient to finance its needs for working capital and investments estimated for 2013.

f.  Indebtedness level and debt profile

Our total indebtness as of December 31st, 2011, considering all current liabilities and non-current liabilities, grew by 14%, from R$ 8,165.5 million as of December 31st, 2011 to R$ 9,284.2 million as of December 31st, 2012.

Our gross financial debt increased by 12% during the year ended on December 31st, 2012, from R$ 5,561.6million as of December 31st, 2011 to R$ 6,238.7 million as of December 31st, 2012. Our short term financial debt as of December 31st, 2012 and 2011 was equivalent to 26% and 41% of our gross debt, respectively.

The table below shows our financial indebtedness for each period:

Loans	Currency	Weighted average financial charges as of December 31st, 2012	Principal amount of outstanding and accrued interest through December 31st
			2012	2011	2010

Foreign currency-denominated loans:

Notes in the foreign market	US$	7.2%	508.9	466.2	413.3
Foreign loan	US$	LIBOR(1) + 0.9%	281.7	111.9	99.7
Advances on foreign exchange contracts	US$	2.0%	114.8	125.8	41.6
Financial institutions	US$	2.5%	84.0	—	—
BNDES	US$	5.5%	59.3	72.9	67.2
Foreign currency advances delivered	US$	1.6%	52.7	45.7	64.1
Financial institutions	US$	LIBOR(1) + 2.0%	40.6	—	—
Financial institutions	Bs(2)	11.3%	30.2	21.8	0.0
Financial institutions	MX$(3)	TIIE(3) + 1.4%	25.3	28.5	16.7
BNDES	UMBNDES(4)	6.9%	0.3	—	0.0
FINIMP	US$	—	—	0.9	0.8
Financial institutions - RPR	US$	—	—	—	6.7
Financial institutions	US$	—	—	—	1.6

Loans	Currency	Weighted average financial charges as of December 31st, 2012	Principal amount of outstanding and accrued interest through December 31st
			2012	2011	2010
Reais - denominated loans:
Banco do Brasil - fixed rate	R$	11.9%	1,948.1	2,208.1	1,916.3
Debentures – 4th issuance	R$	108.2% of CDI	845.9	—	—
BNDES	R$	TJLP(5) + 2.5%	679.0	890.9	1,178.1
Banco do Brasil - floating rate	R$	101.4% of CDI	668.9	213.1	—
Debentures - 1st public issuance IPP	R$	107.9% of CDI	602.3	—	—
Banco do Nordeste do Brasil	R$	8.5%(5)	118.8	86.1	99.4
BNDES	R$	5.8%	49.6	57.6	65.1
Finance leases	R$	IGP-M(6) + 5.6%	42.4	42.4	—
FINEP	R$	4.0%	30.8	10.9	—
FINEP	R$	TJLP(5) + 0.2%	23.5	45.6	61.7
Debentures — RPR	R$	118.0% of CDI	21.0	19.1	—
FINAME	R$	TJLP(5) + 2.8%	0.5	2.1	5.9
Fixed finance leases	R$	14.4%	0.5	1.3	2.2
Debentures – 3rd issuance	R$	—	—	1,002.5	1,196.2
Loan – MaxFácil	R$	—	—	86.4	77.4
Working capital loan — RPR	R$	—	—	—	23.8
Finance leases	R$	—	—	—	3.4
Others	R$	—	—	—	0.6
Total loans			6,229.0	5,539.5	5,341.7
Currency and interest rate hedging instruments			9.7	22.1	54.4
Total			6,238.7	5,561.6	5,396.0

(1) LIBOR – London Interbank Offered Rate.
(2) Bs – Venezuelan Bolívar Forte.
(3) MX$ - Mexican peso; TIIE - Mexican interbank balance interest rate.

(4) UMBNDES = monetary unit of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) is a “basket of currencies” representing the composition of foreign currency debt obligations of BNDES. As of December 2012, 97% of this composition reflected the U.S. dollar.

(5) TJLP (Long-Term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On December 31st, 2012, TJLP was fixed at 5.5% p.a.
(6) IGP-M = General Index of Market Prices of Brazilian inflation, calculated by the Getulio Vargas Foundation.

(7) Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste. On December 31st, 2012, the FNE interest was 10% p.a. FNE grants a discount of 15% over the interest rate for timely payments.

Our consolidated debt as of December 31st, 2012 had the following maturity schedule:

Year	Maturities
(R$ million)
2013	1,641.1
2014	1,449.2
2015	2,105.5
2016	167.0
2017	762.6
2018 thereafter	113.2
Total	6,238.7

See “Item 10.1.c. Capacity to meet our financial commitments”.

i.	Relevant loan and financing contracts

Notes in the foreign market
In December 2005, the subsidiary LPG International issued US$ 250 million in notes in the foreign market, maturing in December 2015, with interest rate of 7.2% p.a., paid semiannually. The issuance price was 98.7% of the note’s face value, which represented a total yield for investors of 7.4% p.a. upon issuance. The notes were guaranteed by Ultrapar and Oxiteno S.A.

Foreign loan
In November 2012 the subsidiary IPP contracted a foreign loan in the amount of US$ 80 million, with maturity in November 2015 and interest rate equivalent to LIBOR + 0.8% p.a., paid quarterly. IPP also contracted hedging instruments for floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loan charge to 104.1% of CDI (see Note 22). The foreign loan is guaranteed by Ultrapar.

The subsidiary Oxiteno Overseas has a foreign loan in the amount of US$ 60 million with maturity in June 2014 and interest of LIBOR + 1.0% p.a., paid semiannually. Ultrapar, through its subsidiary Cia. Ultragaz, contracted hedging instruments with floating interest rate in dollar and exchange rate variation, changing the foreign loan charge to 86.9% of CDI (see Note 22). The foreign loan is guaranteed by Ultrapar and its subsidiary Oxiteno S.A.

Debentures
In December 2012, the subsidiary IPP made its first public issuance of debentures in single series of 60,000 simple, nonconvertible into shares, unsecured, nominative and registered debentures, and its main characteristics are as follows:

Face value unit:	R$ 10,000.00

Final maturity:	November 16th, 2017

Payment of the face value:	Lump sum at final maturity

Interest:	107.9% of CDI

Payment of interest:	Semiannually

Reprice:	Not applicable

The proceeds of the issuance were used to manage liquidity of the issuer, in order to strengthen its cash and extend its debt profile, providing greater financial flexibility.

In March 2012, Ultrapar carried out its fourth issuance of debentures, in a single series of 800 simple, nonconvertible into shares, unsecured debentures, and its main characteristics are as follows:

Face value unit:	R$ 1,000,000.00

Final maturity:	March 16th, 2015

Payment of the face value:	Lump sum at final maturity

Interest:	108.2% of CDI

Payment of interest:	Annually

Reprice:	Not applicable

The proceeds of the issuance were used for the partial early redemption of 800 debentures, in March 2012, of Ultrapar’s third issuance of debentures.

In December 2009, the Company concluded the review of certain terms and conditions of its third issuance, in a single series, of 1,200 simple, nonconvertible into shares, unsecured debentures. After such review the interest rate of the debentures was reduced to 108.5% of CDI and its maturity date was extended to December 4th, 2012. In April 2011 and March 2012, the Company made early partial redemptions of 200 debentures and 800 debentures, respectively. On December 4, 2012, the maturity date of these debentures, the Company settled the remaining 200 debentures. The debentures had annual interest payments and amortization in one single tranche at the maturity date, according to the following characteristics:

Face value unit:	R$ 1,000,000.00

Final maturity:	December 4th, 2012

Payment of the face value:	Lump sum at final maturity

Interest:	108.5% of CDI

Payment of interest:	Annually

Reprice:	Not applicable

In November 2010, RPR made its first issuance of debentures, in a single series of 50 simple debentures, nonconvertible into shares, with floating guarantees, and the following characteristics:

Face value unit:	R$ 1,000,000.00

Final maturity:	November 30th, 2014

Payment of the face value:	Eight equal quarterly installments, starting on March 1st, 2013 and ending on November 30th, 2014

Interest:	118.0% of CDI

Payment of interest:	Eight equal quarterly installments, starting on March 1st, 2013 and ending on November 30th, 2014

Reprice:	Not applicable

The financial settlement occurred in January 2011. The RPR debentures were consolidated proportionally to the Company’s investment in RPR.

Financing contracts with BNDES
Ultrapar has financing from BNDES (Brazilian National Development Bank) for some of its investments. In December 31st, 2012, Ultrapar’s subsidiaries were using R$ 1.0 billion of their credit limit for investments. In December 31st, 2012, Ultrapar’s subsidiaries total credit line amounted to R$ 2.8 billion, of which R$ 1.8 billion had not been used.

Financial institutions
The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno Andina, Oxiteno USA LLC and American Chemical have loans to finance investments and working capital.

Loans with Banco do Brasil
The subsidiary IPP has fixed and floating loans from Banco do Brasil to finance the marketing, processing or manufacture of agricultural goods (ethanol). IPP contracted interest rate hedging instruments, thus converting the fixed charges for the fixed loans into an average 98.8% of CDI (see note 22 of our financial statements). IPP designates these instruments of protection as a fair value hedge; therefore, loans and hedging instruments are both stated at fair value from inception. Changes in fair value are recognized in profit or loss.

These loans mature between 2013 and 2015, as follows:

Maturity	Balance in 2012
(in millions of Reais)
March, 2013	682.2
May, 2013	406.7
January, 2014	377.3
March, 2014	232.4
April, 2014	59.2
May, 2014	423.4
May, 2015	435.7
Total	2,617.0

ii.   Other long term relations with financial institutions

In addition to the relationships mentioned in items 10.1.f.i. Relevant loan and financing contracts and 10.1.g. Limits of use of contracted loans and financing, Ultrapar maintains long term relationships with financial institutions (i) in connection with the ordinary course of the business, such as the payroll of its employees, credit and collection, payments and currency and interest rate hedging instruments and (ii) through a long-term contract between Ipiranga and Itaú Unibanco for the provision of financial services and management of the Ipiranga-branded credit cards.

iii.   Subordination of debt

Our secured debt as of December 31st, 2012, amounted to R$ 41.9 million. Except for the secured debt, there is no subordination among our existing debt.

iv. Any restrictions imposed on the issuer, especially related to indebtedness limits and the hiring of new debt, to dividend distribution, to the sale of assets, to the issuing of new securities and to change of control

Ultrapar and its subsidiaries have some covenants required by loans contracted. The restrictions imposed on Ultrapar and its subsidiaries are those usual for transactions of this nature and have not limited their ability to conduct their business to date.

As a result of the issuance of notes in the foreign market, certain obligations must be maintained by Ultrapar:

•
Limit on transactions with shareholders that hold 5% or more of any class of capital of Ultrapar, except upon fair and reasonable terms no less favorable thanwhat could be obtained in a comparable arm’s-length transaction with a third party;

•
Required board approval for transactions with shareholders that hold 5% or more of any class of stock of the Company, or with their subsidiaries, in an amount above US$ 15 million (except transactions of the Company with its subsidiaries and between its subsidiaries);

•	Restriction on the sale of all or substantially all assets of the Company and subsidiaries LPG International and Oxiteno S.A.;
•	Restriction on encumbrances on assets exceeding US$ 150 million or 15% of the value of consolidated tangible assets.

As a result of  foreign loans, some obligations mentioned above must also be maintained by the Company and its subsidiaries. Additionally, during the effectiveness of these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•
Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), at less than or equal to 3.5; and

•	Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

As a result of BNDES financing contracts, during the effectiveness of these agreements, Ultrapar must keep the following capitalization and current liquidity levels, as verified in annual consolidated audited balance sheet:

•	capitalization level: shareholders’ equity / total assets equal to or above 0.30; and
•	current liquidity level: current assets / current liabilities equal to or above 1.3.

g. Limits of use of contracted loans and financings

The BNDES credit lines described under “Item 10.1.f.i. Relevant loan and financing contracts – BNDES” must be used exclusively to partially finance the Company’s investments projects. The proceeds are available upon approval of each project and according to the project’s disbursement schedule.

As described in item “10.1.f. Indebtedness level and debt profile”, as of December 31st, 2012, Ultrapar’s subsidiaries had used 36% of the limit of its BNDES credit lines for investments.

h.   Main changes in each item of the financial statements

Ultrapar – Consolidated

(R$ million)	Information as of			Variação %
	12/31/2012	12/31/2011	12/31/2010	12/31/2012 vs. 12/31/2011	12/31/2011 vs. 12/31/2010

ASSETS
Cash, cash equivalents and financial investments	3,012.2	2,707.9	3,200.6	11%	-15%
Trade accounts receivable	2,306.8	2,026.4	1,715.7	14%	18%
Inventories	1,299.8	1,310.1	1,133.5	-1%	16%
Recoverable taxes	483.2	470.5	354.3	3%	33%
Other	74.6	60.5	53.3	23%	14%
Total Current Assets	7,176.6	6,575.5	6,457.5	9%	2%

Investments	15.5	15.4	15.3	1%	1%
Property, plant and equipment and intangibles assets	6,670.0	5,818.1	5,349.3	15%	9%
Financial investments	149.5	74.4	19.8	101%	277%
Trade accounts receivable	137.4	117.7	96.7	17%	22%
Deferred income tax	465.2	510.1	564.4	-9%	-10%
Escrow deposits	534.0	469.4	380.7	14%	23%
Other	151.7	162.0	106.2	-6%	53%
Total Non-Current Assets	8,123.4	7,167.2	6,532.4	13%	10%

TOTAL ASSETS	15,299.9	13,742.7	12,989.8	11%	6%

LIABILITIES
Loans, debentures and finance leases	1,641.1	2,305.0	820.5	-29%	181%
Trade payables	1,312.3	1,075.1	941.2	22%	14%
Salaries and related charges	254.6	268.3	228.2	-5%	18%
Taxes payable	183.2	148.3	234.7	24%	-37%
Other	358.3	301.1	293.4	19%	3%
Total Current Liabilities	3,749.5	4,097.8	2,517.9	-9%	63%

Loans, debentures and finance leases	4,597.6	3,256.6	4,575.5	41%	-29%
Provision for tax, civil and labor risks	551.6	512.8	470.5	8%	9%
Post-employment benefits	120.6	96.8	93.2	25%	4%
Other	264.9	201.6	157.1	31%	28%
Total Non-Current Liabilities	5,534.7	4,067.7	5,296.3	36%	-23%

TOTAL LIABILITIES	9,284.2	8,165.5	7,814.3	14%	4%

SHAREHOLDERS' EQUITY
Capital	3,696.8	3,696.8	3,696.8	0%	0%
Reserves	2,248.5	1,854.5	1,529.2	21%	21%
Treasury shares	(114.9)	(118.2)	(120.0)	-3%	-1%
Others	159.8	118.0	47.3	35%	149%
Non-controlling interest	25.5	26.2	22.3	-3%	18%
TOTAL SHAREHOLDERS' EQUITY	6,015.7	5,577.2	5,175.6	8%	8%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	15,299.9	13,742.7	12,989.8	11%	6%

Main changes in the consolidated balance sheet accounts on December 31st, 2012 compared with December 31st, 2011

Assets

Current assets
Current assets amounted to R$ 7,176.6 million on December 31st, 2012, a R$ 601.1 million increase over the current assets on December 31st, 2011, mainly as a result of the increases in cash, cash equivalents and financial investments and trade accounts receivable.

Cash, cash equivalents and financial investments
Cash, cash equivalents and financial investments amounted to R$ 3,012.2 million on December 31st, 2012, a R$ 304.3 million increase over December 31st, 2011, mainly as a result of the increased cash flow generated from our operations and debt financing raised in the period, partially offset by the investments made during the year, the increased payment of dividends and the amortization of financings.

Trade accounts receivable
Trade accounts receivable amounted to R$ 2,306.8 million on December 31st, 2012, a R$ 280.4 million increase compared with December 31st, 2011, mainly as a result of increased sales in the period.

Non-current assets
Non-current assets amounted to R$ 8,123.4 million on December 31st, 2012, a R$ 956.1 million increase compared with December 31st, 2011.

Property, plant and equipment and intangible assets
Property, plant and equipment and intangible assets amounted to R$ 6,670.0 million on December 31st, 2012, an R$ 851.9 million increase compared with December 31st, 2011, mainly as a result of the higher level of organic investments made in 2012.

Escrow deposits
Escrow deposits amounted to R$ 534.0 million on December 31st, 2012, a R$ 64.6 million increase compared with December 31st, 2011, as a consequence of new escrow deposits and inflation adjustment over the existing ones.

Liabilities

Current liabilities
Current liabilities amounted to R$ 3,749.5 million on December 31st, 2012, a R$ 348.3 million reduction compared with December 31st, 2011, as a result of a reduction in short-term loans, financing, debentures and finance lease, partially offset by an increase in trade payables.

Loans, debentures and finance leases
Loans, financing, debentures and finance lease amounted to R$ 1,641.1 million on December 31st, 2012, a R$ 663.9 million decrease compared with December 31st, 2011, mainly as a result of the extension of the Company’s debt profile. See “Non-current liabilities – Loans, debentures and finance leases”.

Trade payables
Trade payables amounted to R$ 1,312.3 million on December 31st, 2012, a R$ 237.2 million increase over December 31st, 2011, mainly as result of the increase of R$ 210.0 million in Ipiranga’s trade payables, due to the growth of its operations and increases in diesel purchase costs.

Non-current liabilities
Non-current liabilities amounted to R$ 5,534.7 million on December 31st, 2012, increase of R$ 1,467.0 million over December 31st, 2011, mainly as result of the increase in loans, debentures and finance leases.

Loans, debentures and finance leases
Loans, debentures and finance leases amounted to R$ 4,597.6 million on December 31st, 2012, a R$ 1,341.0 million increase compared with December 31st, 2011, mainly as a result of the issuance of debentures, with 3- and 5-year terms, and the extension of the Company’s debt profile.

Shareholders' Equity
Ultrapar’s shareholders' equity amounted to R$ 6,015.7 million on December 31st, 2012, a R$ 438.5 million increase compared with December 31st, 2011, as a result of an increase in profit reserves, due to the growth in net earnings in 2012.

Main changes in the consolidated balance sheet accounts on December 31st, 2011 compared with December 31st, 2010

Assets

Current assets
Current assets amounted to R$ 6,575.5 million on December 31st, 2011, a R$ 118.0 million increase over the current assets on December 31st, 2010, mainly as a result of the increases in trade accounts receivable, inventories and taxes, which were partially offset by a decrease in cash, cash equivalents and financial investments.

Cash, cash equivalents and financial investments
Cash, cash equivalents and financial investments amounted to R$ 2,707.9 million on December 31st, 2011, a R$ 492.7 million decrease compared to December 31st, 2010, mainly as a result of higher debt amortized than new debt raised, and increased payment of dividends, which were partially offset by the cash generated from operations in the period.

Trade accounts receivable
Trade accounts receivable amounted to R$ 2,026.4 million on December 31st, 2011, a R$ 310.7 million increase compared with December 31st, 2010, as a result of increased sales in the period.

Inventories
Inventories amounted to R$ 1,310.1 million on December 31st, 2011, an increase of R$ 176.6 million compared with December 31st, 2010, mainly as a result of an increase of R$ 97.4 million and R$ 77.8 million in Ipiranga’s and Oxiteno’s inventories, respectively, as a consequence of the growth of operations and the increased costs of products sold.

Taxes
Recoverable taxes amounted to R$ 470.5 million on December 31st, 2011, an increase of R$ 116.2 million compared with December 31st, 2010, mainly as a result of Ipiranga’s non-recurring PIS/Cofins tax credit in 2011.

Non-current assets
Non-current assets amounted to R$ 7,167.2 million on December 31st, 2011, a R$ 634.9 million increase compared with December 31st, 2010.

Property, plant and equipment and intangible assets
Property, plant and equipment and intangible assets amounted to R$ 5,818.1 million on December 31st, 2011, a R$ 468.8 million increase compared with December 31st, 2010, mainly as a consequence of the organic investments made in 2011.

Escrow deposits
Escrow deposits totaled R$ 469.4 million on December 31st, 2011, an R$ 88.6 million increase compared with December 31st, 2010, as a consequence of new escrow deposits and inflation adjustment over the existing ones.

Liabilities

Current liabilities
Current liabilities amounted to R$ 4,097.8 million on December 31st, 2011, a R$ 1,579.8 million increase compared with December 31st, 2010, as a result of an increase in loans, financing, debentures and short-term finance lease.

Loans, debentures and finance leases
Loans, debentures and finance leases totaled R$ 2,305.0 million on December 31st, 2011, an increase of R$ 1,484.5 million compared with December 31st, 2010, as a result of the transfer of the amount due in 2012 from non-current liabilities to current liabilities. See “Non-current liabilities – Loans, financing, debentures and finance lease”.

Trade payables
Trade payables amounted to R$ 1,075.1 million on December 31st, 2011, an increase of R$ 133.9 million compared with December 31st, 2010, mainly as a result of an increase of R$ 117.7 million in Ipiranga’s trade payables as a consequence of the growth of operations.

Non-current liabilities
Non-current liabilities amounted to R$ 4,067.7 million on December 31st, 2011, a R$ 1,228.6 million reduction compared with December 31st, 2010, mainly as result of the decrease in loans, financing, debentures and finance lease.

Loans, debentures, and finance leases
Loans, debentures and finance leases totaled R$ 3,256.6 million on December 31st, 2011, a R$ 1,318.9 million decrease compared with December 31st, 2010, as a result of the transfer of the amount due in 2012 from non-current liabilities to current liabilities.

Shareholders' Equity
Ultrapar’s shareholders' equity amounted to R$ 5,577.2 million on December 31st, 2011, a R$ 401.7 million increase compared with December 31st, 2010, as result of an increase in profit reserves, due to net earnings growth in 2011.

Main changes in the consolidated income statement

Standards and criteria adopted in preparing the information

On October 4th, 2012, CVM issued the Instruction Nr 527 ("ICVM 527"), which governs the disclosure by listed companies of the EBITDA - Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT - Earnings Before Interest and Taxes, for the results disclosed from January 1st, 2013 onwards. The EBITDA according to ICVM 527 differs from the EBITDA previously reported by the company as it includes the income in the sale of assets and equity in earnings (losses) of affiliates. The information on EBITDA included in this document was prepared in accordance with ICVM 527 and, therefore, differs from the information previously disclosed by the company for 2010 and 2011.

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) presented in this document represents the net income before (i) income and social contribution taxes, (ii) net financial expense (income) and (iii) depreciation and amortization. The purpose of including EBITDA information is to provide a measure used by the management for internal assessment of our operating results, in addition to linking EBITDA performance to a portion of our employee profit sharing plan. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in note 14 to the financial statements. We believe EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA excludes net financial expense (income), income tax and social contribution, depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income tax and social contribution, depreciation and amortization. EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS. EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation or capital expenditures and associated charges. The calculation of the EBITDA from the net income is presented below:

R$ million	2012	2011	2010
Net income for the year	1,018	855	765
(+) Income and social contribution taxes	429	301	295
(+) Net financial expense	262	297	264
(+) Depreciation and amortization	696	580	531
EBITDA according to ICVM 527	2,405	2,032	1,855

Main changes in the consolidated income statement for the year ended December 31st, 2012 compared with the year ended December 31st, 2011

(R$ million)	Year ending December 31st	% of net sales and services	Year ending December 31st	% of net sales and services	Percent change 2012-2011
	2012		2011

Net revenue from sales and services	53,919.4	100%	48,661.3	100%	11%
Cost of products and services sold	(49,797.2)	92%	(45,139.6)	93%	10%

Gross profit	4,122.2	8%	3,521.7	7%	17%
Selling, marketing, general and administrative expenses	(2,494.9)	5%	(2,143.1)	4%	16%
Other operating income, net	77.9	0%	52.0	0%	50%
Income from disposal of assets	3.7	0%	21.4	0%	-83%

Operating income	1,708.9	3%	1,452.0	3%	18%
Financial results	(262.5)	0%	(296.5)	1%	-11%
Income and social contribution taxes	(428.8)	1%	(300.9)	1%	42%
Equity in earnings (losses) of affiliates	0.2	0%	0.2	0%	-1%

Net income	1,017.9	2%	854.8	2%	19%
Net income attributable to:
Shareholders of Ultrapar	1,011.0	2%	848.8	2%	19%
Non-controlling shareholders of the subsidiaries	6.9	0%	6.0	0%	14%

EBITDA	2,405.4	4%	2,032.3	4%	18%
Depreciation and amortization	696.3	1%	580.1	1%	20%

Overview on sales volume

	2012	2011	Percent change 2012-2011

Ultragaz (000 tons)	1,681	1,652	2%
Ipiranga (000 m3)	23,364	21,701	8%
Oxiteno (000 tons)	761	660	15%
Ultracargo (000 m3)	614	582	5%

Ipiranga’s sales volume in 2012 grew by 8% over 2011, totaling 23,364 thousand cubic meters. Sales volume of gasoline, ethanol and natural gas for vehicles increased by 10%, as a result of an estimated 8% growth of the light vehicles fleet and investments made to expand Ipiranga network. Diesel volumes, in turn, grew by 7% as a result of investments made to capture new clients and, to a lesser extent, the growth of the Brazilian economy, particularly the agricultural sector. At Oxiteno, sales volume totaled 761 thousand tons in 2012, up 15% compared with 2011, mainly due to (i) investments to expand production capacity, completed in September 2011, (ii) the growth of segments served by Oxiteno in Brazil, in particular cosmetics and detergents, agrochemicals and coatings, and (iii) the increased volume of exports. Ultracargo’s average storage grew by 5% compared with 2011, mainly due to the acquisition of Temmar, a terminal in the port of Itaqui, in August 2012 and by higher volumes of ethanol handled at the Santos terminal. Ultragaz’s sales volume reached 1,681 thousand tons in 2012, up 2% over 2011, as a consequence of the 6% growth in the bulk segment, resulting from the acquisition of Repsol in October 2011, which exclusively operated in this segment, and the investments to capture new clients.

Net revenue from sales and services

(R$ million)	2012	2011	Percent change 2012-2011

Ultragaz	3,847.1	3,766.8	2%
Ipiranga	46,832.8	42,223.9	11%
Oxiteno	2,928.8	2,408.6	22%
Ultracargo	300.9	266.9	13%

Ultrapar’s net revenue from sales and services amounted to R$ 53,919 million in 2012, an 11% growth over 2011. Ipiranga’s net revenue from sales and services totaled R$ 46,833 million in 2012, up 11% over 2011, mainly due to (i) increased sales volume, (ii) the 6% increase in diesel costs by Petrobras in July 2012, and (iii) the increased share of gasoline in the sales mix. Oxiteno reported R$ 2,929 million in net revenue from sales and services, a 22% increase compared with 2011, mainly due to the 15% growth in sales volume and a 17% weaker Real, partially offset by the 10% lower average price in dollar, mainly as result of the increased share of glycol in the product mix, with lower prices. Ultracargo’s net revenue from sales and services totaled R$ 301 million, up 13% over 2011, mainly due to the growth in average storage, tariff adjustments, and an improved mix of handled products and contracts. Ultragaz’s net revenue from sales and services amounted to R$ 3,847 million in 2012, up 2% over 2011, in line with the volume sold.

Cost of products and services sold

(R$ million)	2012	2011	Percent change 2012-2011

Ultragaz	3,313.3	3,213.5	3%
Ipiranga	44,055.2	39,897.9	10%
Oxiteno	2,312.4	1,931.0	20%
Ultracargo	123.0	114.6	7%

Ultrapar’s cost of products and services sold amounted to R$ 49,797 million in 2012, growth of 10% over 2011. Ipiranga’s cost of products sold amounted to R$ 44,055 million, up 10% over 2011, mainly due to (i) the increased sales volume, (ii) the 6% increase in diesel costs by Petrobras in July 2012, and (iii) the increased share of gasoline in the sales mix. Oxiteno’s cost of products sold totaled R$ 2,312 million, a 20% increase over 2011, mainly due to the 15% growth in sales volume and the 17% weaker Real, partially offset by a 10% reduction in unit variable costs in dollar. Ultracargo’s cost of services provided totaled R$ 123 million, up 7% over 2011, mainly due to higher depreciation resulting from recent capacity expansions and the acquisition of Temmar. Ultragaz’s cost of products sold amounted R$ 3,313 million, up 3% over 2011, due to the growth in sales volume and the effects of inflation on personnel and on freight costs, partially offset by cost reduction initiatives in bottling and storage facilities.

Gross profit
Ultrapar reported gross profit of R$ 4,122 million in 2012, 17% growth over 2011, as a consequence of the growth in the gross profit of Ipiranga, Oxiteno and Ultracargo.

Selling, marketing, general and administrative expenses

(R$ million)	2012	2011	Percent change 2012-2011

Ultragaz	412.1	387.7	6%
Ipiranga	1,622.1	1,365.0	19%
Oxiteno	389.2	319.9	22%
Ultracargo	75.7	66.6	14%

Ultrapar’s selling, marketing, general and administrative expenses amounted to R$ 2,495 million in 2012, up 16% over 2011. Ipiranga's selling, marketing, general and administrative expenses totaled R$ 1,622 million, 19% higher than that in 2011, as a result of (i) higher sales volume, (ii) the effects of inflation on expenses, (iii) the expansion of the distribution network, and (iv) increased advertising and marketing expenses. Oxiteno’s selling, marketing, general and administrative expenses amounted to R$ 389 million, up 22% over 2011, mainly due to (i) higher logistics expenses, resulting from increased sales volume and the effect of exchange rate on international freight expenses, (ii) the effects of inflation on expenses, and (iii) expenses with the expansion projects in the United States and Uruguay. Ultracargo’s selling, marketing, general and administrative expenses amounted to R$ 76 million in 2012, 14% growth compared to 2011, mainly as a result of higher expenses related to expansion projects and the acquisition of Temmar. Ultragaz’s selling, marketing, general and administrative expenses totaled R$ 412 million, up 6% over 2011, mainly due to (i) the effects of inflation on personnel expenses, (ii) higher expenses with marketing and sales campaigns, and (iii) the higher sales volume, partially offset by expense reduction initiatives.

Depreciation and amortization
Total depreciation and amortization costs and expenses in 2012 amounted to R$ 696 million, up R$ 116 million (20%) over 2011, due to (i) increased investments in the expansion of Ipiranga’s network of services stations and logistics infrastructure, (ii) the start-up of operations of Oxiteno’s and Ultracargo’s capacity expansions throughout 2011 and 2012, and (iii) acquisitions.

Income from disposal of assets
Ultrapar recorded in 2012 an income from disposal of assets in the total amount of R$ 4 million, R$ 18 million lower than that in 2011, mainly due to lower income from the sale of land by Ipiranga and of vehicles by Ultragaz.

Operational profit
Ultrapar’s operational profit reached R$ 1,708.9 million in 2012, up 18% over 2011, as a result of the growth in the operational profit in Ipiranga, Oxiteno and Ultracargo. Ultragaz’s operational profit totaled R$ 111.8 million, down 31% from 2011. Ipiranga’s operational profit totaled R$ 1,249.0 million, up 20% over 2011. Oxiteno’s operational profit totaled R$ 226.6 million, up 46% over 2011. Ultracargo’s operational profit totaled R$ 106.1 million, up 19% from 2011.

Financial result
Ultrapar reported net financial expenses of R$ 262 million in 2012, R$ 34 million below that of 2011, mainly due to the reduction of interest rates (CDI) in 2012.

Net income
Ultrapar’s consolidated net income in 2012 reached R$ 1,018 million, 19% higher than that of 2011, mainly as a result of the growth in the EBITDA between the periods.

EBITDA

(R$ million)	2012	2011	Percent change 2012-2011

Ultragaz	243.2	280.1	-13%
Ipiranga	1,640.1	1,353.5	21%
Oxiteno	349.6	261.1	34%
Ultracargo	144.9	118.2	23%

Ultrapar’s consolidated EBITDA reached R$ 2,405 million in 2012, an 18% growth over 2011, as a result of EBITDA growth of Ipiranga, Oxiteno and Ultracargo. Ipiranga reported an EBITDA of R$ 1,640 million in 2012, up 21% from 2011, mainly due to (i) increased sales volume, (ii) improved sales mix, with a higher share of gasoline, and (iii) the strategy of constant innovation in services and convenience at the service station, creating increased customer satisfaction and loyalty. Ipiranga’s unit EBITDA margin in 2012 was R$ 70/m³, corresponding to an EBITDA margin of 3.5%, higher than the unit EBITDA margin of R$ 62/m³ in 2011. Oxiteno’s EBITDA totaled R$ 350 million, growth of 34% over 2011, as a result of (i) the 15% growth in sales volume, and (ii) the effect of the 17% weaker Real. Oxiteno’s unit EBITDA reached US$ 235/ton in 2012, in line with that of 2011. Ultracargo reached an EBITDA of R$ 145 million in 2012, an increase of 23% over 2011, mainly due to the acquisition of Temmar, higher average storage, and the improved mix of handled products and contracts. In 2012, Ultracargo’s EBITDA margin reached 48%, higher than the 44% margin of

2011. Ultragaz’s EBITDA amounted to R$ 243 million, 13% below that of 2011, mainly due to the effects of inflation on costs and expenses and higher expenses with marketing and sales campaigns, partially offset by costs and expenses reduction initiatives.

Main changes in the consolidated income statement for the year ended December 31st, 2011 compared with the year ended December 31st, 2010

(R$ million)	Year ending December 31st	% of net sales and services	Year ending December 31st	% of net sales and services	Percent change 2011-2010
	2011		2010

Net sales and services	48,661.3	100%	42,481.7	100%	15%
Cost of sales and services	(45,139.6)	93%	(39,322.9)	93%	15%

Gross profit	3,521.7	7%	3,158.8	7%	11%
Selling, general and administrative expenses	(2,143.1)	4%	(1,924.1)	5%	11%
Other operating income (expenses)	52.0	0%	10.8	0%	382%
Income from sale of assets	21.4	0%	79.0	0%	-73%

Operating income	1,452.0	3%	1,324.5	3%	10%
Financial results	(296.5)	1%	(264.1)	1%	12%
Income and social contribution taxes	(300.9)	1%	(295.2)	1%	2%
Equity in earnings (losses) of affiliates	0.2	0%	0.0	0%	n.a.

Net income	854.8	2%	765.2	2%	12%
Net income attributable to:
Shareholders of Ultrapar	848.8	2%	765.3	2%	11%
Non-controlling shareholders of the subsidiaries	6.0	0%	(0.1)	0%	n.a.

EBITDA	2,032.3	4%	1,855.3	4%	10%
Depreciation and amortization	580.1	1%	530.8	1%	9%

Overview on sales volume

	2011	2010	Percent change 2011-2010

Ultragaz (000 tons)	1,652	1,608	3%
Ipiranga (000 m3)	21,701	20,150	8%
Oxiteno (000 tons)	660	684	-4%
Ultracargo (000 m3)	582	552	5%

In 2011, Ultragaz’s sales volume reached 1,652 thousand tons in 2011, 3% higher than that in 2010. The LPG sales volume increased by 2% and 5% in the bottled and in the bulk segments, respectively, mainly as a result of the economic growth and investments made to capture new clients. In 2011, Ipiranga’s sales volume was 8% higher than that in 2010, totaling 21,701 thousand cubic meters. The sales volume for light vehicles increased by 6%, as a result of an estimated 8% growth in the light vehicle fleet and investments made to expand the network, including the acquisition of DNP in November 2010. Such growth was partially offset by the increased share of gasoline in the sales mix, due to the lower availability and competitiveness of ethanol in 2011. Diesel volumes grew by 9% in the same period, as a result of the investments made to capture new clients and the growth of the Brazilian economy. At Oxiteno, sales volume totaled 660 thousand tons in 2011, 4% lower than 2010, mainly due to unplanned stoppages at the Camaçari petrochemical complex in early 2011 and the slowdown in the global economy. The volume sold by Oxiteno in the Brazilian market was 1% lower than in 2010, while sales volume outside Brazil was 10% lower. At Ultracargo, effective storage increased by 5% over 2010, due to the start up of the expanded terminal in Suape in September 2011.

Net revenue from sales and services

(R$ million)	2011	2010	Percent change 2011-2010

Ultragaz	3,766.8	3,661.3	3%
Ipiranga	42,223.9	36,483.5	16%
Oxiteno	2,408.6	2,083.0	16%
Ultracargo	266.9	293.3	-9%

Ultrapar’s net sales and services amounted to R$ 48,661.3 million in 2011, growth of R$ 6,179.6 million (15%) over 2010. Ultragaz's net sales and services amounted to R$ 3,766.8 million in 2011, up 3% over 2010, in line with the growth of sales volume. Ipiranga's net sales and services totaled R$ 42,223.9 million in 2011, up 16% from 2010, as a result of higher sales volume, higher costs of anhydrous and hydrated ethanol, and increased share of gasoline in the product mix, due to the lower availability of ethanol in 2011. Oxiteno reported R$ 2,408.6 million in net sales and services, a growth of 16% compared with 2010, despite the 5% stronger Real and 4% lower sales volume, as a result of the recovery in the average dollar prices over the last 12 months and the better sales mix in the first half of the year. Ultracargo's net sales and services totaled R$ 266.9 million, down 9% from 2010, as a result of the effect of the sale of the in-house logistics, solid bulk storage and road transportation businesses in July 2010, partially offset by the growth in average storage in its liquid bulk terminals.

Cost of products and services sold

(R$ million)	2011	2010	Percent change 2011-2010

Ultragaz	3,213.5	3,075.7	4%
Ipiranga	39,897.9	34,524.3	16%
Oxiteno	1,931.0	1,655.3	17%
Ultracargo	114.6	138.2	-17%

Ultrapar’s cost of products and services amounted to R$ 45,139.6 million in 2011, growth of R$ 5,816.7 million (15%) over 2010. Ultragaz’s cost of products sold amounted to R$ 3,213.5 million, up 4% over 2010, as a consequence of the higher sales volume and the effects of inflation over costs. Ipiranga’s cost of products sold amounted to R$ 39,897.9 million, up 16% over 2010, as a result of a higher sales volume, higher costs of anhydrous and hydrated ethanol, and increased share of gasoline in the product mix, due to the lower availability of ethanol in 2011. Oxiteno’s cost of products sold totaled R$ 1,931.0 million, up 17% over 2010, as a result of higher cost in dollars of raw materials, the effects of inflation, and extraordinary costs resulting from the stoppages of the Camaçari plant, effects partially offset by the 4% decrease in sales volume and the 5% stronger Real. Ultracargo’s cost of services provided totaled R$ 114.6 million, down 17% from 2010, as a result of the effect of the sale of the in-house logistics, solid bulk storage, and road transportation businesses, partially offset by the growth in average storage in its liquid bulk terminals.

Gross profit
Ultrapar’s gross profit amounted to R$ 3,521.7 million in 2011, an 11% increase over 2010, due to the gross profit growth in Ipiranga and Oxiteno. Ultragaz’s gross profit totaled R$ 553.2 million, down 6% from 2010. Ipiranga’s gross profit amounted to R$ 2,326.0 million, 19% higher than that in 2010. Oxiteno’s gross profit totaled R$ 477.6 million, 12% higher than that of 2010. Ultracargo’s gross profit totaled R$ 152.3 million, down 2% over 2010.

Selling, marketing, general and administrative expenses

(R$ million)	2011	2010	Percent change 2011-2010

Ultragaz	387.7	375.4	3%
Ipiranga	1,365.0	1,183.7	15%
Oxiteno	319.9	291.0	10%
Ultracargo	66.6	75.7	-12%

Ultrapar’s sales, general and administrative expenses amounted to R$ 2,143.1 million in 2011, up 11% over 2010. Ultragaz’s sales, general and administrative expenses totaled R$ 387.7 million, 3% higher than that in 2010, mainly due to the effects of inflation on the expenses, marketing and sales campaigns, and higher sales volume, partially offset by lower variable compensation. Ipiranga’s sales, general and administrative expenses totaled R$ 1,365.0 million, 15% higher than that in 2010, resulting from (i) higher sales volume, (ii) the effects of inflation on expenses, (iii) higher expenses related to advertising, marketing and expansion projects, and (iv) higher variable compensation, in line with earnings progression. Oxiteno’s sales, general and administrative expenses amounted to R$ 319.9 million, 10% higher than 2010, mainly due to the effects of inflation on the expenses, higher costs from consulting service and higher unit expenses with logistics. Ultracargo’s sales, general and administrative expenses amounted to R$ 66.6 million in 2011, 12% lower than in 2010, as a consequence of the sale of the in-house logistics, solid bulk storage, and road transportation businesses.

Depreciation and amortization
Total depreciation and amortization costs and expenses amounted to R$ 580.1 million in 2011, R$ 49.2 million higher than that in 2010, as a result of the increased investments carried out.

Income from disposal of assets
Ultrapar recorded in 2011 an income from sale of assets in the total amount of R$ 21.4 million, R$ 57.6 million lower than the income recorded in 2010. Such decrease results mainly from the sale of the in-house logistics, solid bulk storage, and road transportation businesses of Ultracargo and from the receipt related to Ipiranga credit cards, as a result of the expansion of Ipiranga's distribution network in the recent years, both occurred in 2010.

Operational profit
Ultrapar’s operational profit reached R$ 1,452.0 million in 2011, up 10% over 2010, as a result of the growth in the operational profit in Ipiranga and Oxiteno. Ultragaz’s operational profit totaled R$ 162.7 million, down 10% from 2010, mainly as a result of the effects of inflation on costs and expenses throughout the year. Ipiranga’s operational profit totaled R$ 1,037.1 million, up 18% over 2010. Oxiteno’s operational profit totaled R$ 154.8 million, up 36% over 2010. Ultracargo’s operational profit totaled R$ 88.9 million, down 23% from 2010, due to the result from the sale of the in house logistics, storage of solids and road transportation business in 2010.

Financial result
Ultrapar reported R$ 296.5 million of net financial expenses in 2011, R$ 32.4 million higher than the net expense of 2010, mainly due to the higher interest rates (CDI) and net indebtedness. Ultrapar’s net debt to EBITDA ratio was 1.4 times by the end of 2011, compared with 1.2 times by the end of 2010.

Net income
Ultrapar's consolidated net earnings as of 2011 reached R$ 854.8 million, 12% higher than the net earnings reported in 2010, as a result of the EBITDA growth, partially offset by the lower income from sale of assets and higher depreciation and amortization.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

(R$ million)	2011	2010	Percent change 2011-2010

Ultragaz	280.1	300.0	-7%
Ipiranga	1,353.5	1,148.6	18%
Oxiteno	261.1	218.3	20%
Ultracargo	118.2	144.7	-18%

Ultrapar's consolidated EBITDA reached R$ 2,032.3 million in 2011, a 10% growth over 2010, as a result of EBITDA growth of Ipiranga and Oxiteno. Ultragaz's EBITDA amounted to R$ 280.1 million, 7% lower than that in 2010, mainly due to the effects of inflation on costs and expenses during the year. Ipiranga reported an EBITDA of R$ 1,353.5 million in 2011, up 18% from 2010, mainly due to (i) higher sales volume, (ii) better sales mix, with higher share of gasoline, and (iii) the positive non-recurring net effect of R$ 84 million, mainly related to PIS/Cofins credits in 2011 and expenses and costs to complete the integration/conversion of Texaco. Excluding these non-recurring effects, Ipiranga's unit EBITDA was R$ 60/m3 in 2011, higher than the R$ 57/m3 in 2010. Oxiteno’s EBITDA totaled R$ 261.1 million, growth of 20% over 2010, as a result of a recovery in margins in dollar and better sales mix in the first semester, partially offset by the 4% decrease in sales volume, and the 5% stronger Real, and extraordinary costs resulting from the stoppages in Camaçari plant. Oxiteno’s unit EBITDA reached US$ 236/ton in 2011, 30% higher than 2010. In 2011, Ultracargo reported an EBITDA of R$ 118.2 million, a decrease of 18% over 2010, due to the sale of the in-house logistics, solid bulk storage, and road transportation businesses in 2010, partially offset by the growth in the average storage in the liquid bulk terminals.

10.2 - Comments on:

a. Company’s operating results, especially:

i.	Description of major components of revenues

More than 90% of consolidated net revenues of Ultrapar is generated by the fuel and LPG distribution businesses. Therefore, the main components of these revenues come from diesel, gasoline and ethanol sales by Ipiranga and from LPG sales by Ultragaz. See “Item 10.2.c. effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results”.

ii.	Factors that materially affected operating results

See “Item 10.1.h. Main changes in each item of the financial statements – Main changes in consolidated income statement”.

b. Changes in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

See “Item 10.1.h. Main changes in each item of the financial statements – Main changes in consolidated income statement” and See “Item 10.2.c. effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results”.

c. Effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results

LPG business
Between 2003 and the end of 2007, LPG prices charged to LPG distributors in Brazil have been stable, despite increases in oil and LPG prices in the international markets, which were partially offset by the appreciation of the Real compared to the U.S. dollar, reducing the difference between LPG prices in Brazil and in the international markets. However, in 2008 Petrobras increased LPG refinery price for commercial and industrial usage by 15% in January, an additional 10% in April and 6% in July. In January 2010, Petrobras increased the LPG refinery price for commercial and industrial usage by 6%. The LPG refinery price for residential use remained unchanged since 2003. In the last few years, Petrobras’ practice was not to immediately reflect volatility of international prices of oil and its derivatives in the Brazilian market. We cannot guarantee that this trend will continue. Any sharp increase in LPG prices charged to LPG distributors could have an impact on Ultragaz’s results if it is unable to maintain its operational margins or sales volume.

LPG bulk sales are correlated to economic growth, thus an acceleration or deceleration in Brazilian GDP growth can affect our sales volume. As of December 31st, 2012, this segment represented approximately 30% of the volume sold by Ultragaz. Bottled LPG is an essential good and, therefore, it has a lower correlation with economic performance.

Chemical and petrochemical business
The specialty chemicals volume in the Brazilian market is correlated to economic growth and therefore an acceleration or deceleration in the Brazilian GDP growth can affect our sales volume, as Oxiteno’s specialty chemicals sales in Brazil represented 58% of its total sales in 2012. By the end of 2008, Oxiteno completed certain capacity expansions that, together with the conclusion of the expansion of 70 thousand tons per year of the ethoxylation unit in Camaçari in 2010 and the conclusion in 2011 of the 90 thousand tons per year expansion of the ethylene oxide unit, also in Camaçari, allowed an increase in sales volumes, and resulted in an increase in exports sales and hence in the portion of its volume sold in outside Brazil. As the Brazilian market grows, Oxiteno aims at increasing the volume sold in the domestic market once the logistics costs are usually lower than logistics cost of sales outside Brazil. In 2012, Oxiteno expanded its activities to the United States, through the acquisition of a specialty chemicals plant in Pasadena, Texas, with production capacity of 32,000 tons per year, and to Uruguay, through the acquisition of American Chemical, a specialty chemicals company, with production capacity of 81,000 tons per year. In 2013, Oxiteno will invest mainly to continue the expansion of its production capacity in Pasadena, in the United States, and in Coatzacoalcos, in Mexico, which will add approximately 100,000 tons per year of production capacity and will start up in 2014.

A large portion of Oxiteno’s products prices are linked to U.S. dollar. Therefore, a sharp appreciation or depreciation could have an impact on Oxiteno’s revenues in the future. In 2011, the unstable international environment, mainly in the second half of the year, as a consequence of the effects of the crisis in Europe, contributed to the 13% depreciation of the Real against the U.S. dollar, reversing the scenario of appreciation in the first half of the year. However, in 2011, the Real was 5% stronger against the dollar when compared with 2010. In 2012, Real depreciated 9% against the U.S. dollar. Considering the average exchange rate during the year, Real depreciated 17% against the U.S. dollar. From December 31st, 2012 to February 28th, 2013, the Brazilian Real appreciated 3% against the U.S. dollar. We cannot predict whether the Real will keep this trend.

Oxiteno’s main raw material is the ethylene, which is produced from naphtha in Brazil. Naphtha prices in Brazil fluctuate with oil prices. The oil price, in turn, stayed at higher levels in 2011, ending the year quoted at US$ 108 per barrel, up 18% from 2010. In 2012, the oil price ended the year quoted at US$ 110 per barrel, up 2% over 2011. From December 31st, 2012 to January 31st, 2013, oil prices increased by 3%. We cannot predict whether oil and ethylene prices will keep this trend. A sharp variation in ethylene prices could have an impact on Oxiteno’s results of operations if it is unable to maintain its operational margins.

The increase in demand for chemical and petrochemical products in Brazil during the last years and the ongoing integration of regional and world markets have contributed to the increasing integration of the Brazilian petrochemical industry into the international petrochemical marketplace. As a consequence, events affecting the petrochemical industry worldwide could have a material effect on our business and results of operations. The chemical industry performance worldwide was strongly affected by the world financial crisis in 2009, which caused the demand for chemical products to decrease in several countries. Due to the faster recovery of the Brazilian economy, Oxiteno faces tougher competition from certain foreign producers since 2009, including ethylene oxide and derivatives producers with access to natural-gas-based raw materials.

Fuel distribution business
In the recent past, the combined sales of gasoline, ethanol and natural gas in Brazil have been correlated to the growth of the light vehicle fleet. The number of new vehicles registration in Brazil has grown consistently over the past four years, driven by greater availability of credit and income, reaching a new record in 2012. According to ANFAVEA, approximately 3.6 million new light vehicles were registered, an increase of 6% from 2011 numbers, leading to an 8% estimated growth in the fleet. Additionally, we believe the current ratio of inhabitants per vehicle in Brazil is still low when compared to the rate seen in countries with similar level of development. According to 2010 data released by ANFAVEA (the last available data), the penetration of light vehicles in Brazil is about 16% of total inhabitants, while in Argentina it is 25% and in Mexico it is 29%. Diesel sales, which in 2012 accounted for 55% of the volume sold by Ipiranga, have historically been correlated with Brazilian economic performance, particularly the agricultural and consumer goods segments. In 2012, the Brazilian diesel market, according to ANP data, presented growth of 7% when compared to 2011. The increase in fuels consumption could have a positive effect on the future volume sold by the company and on its results, but we cannot guarantee that this trend will continue.

In the last few years, Petrobras’ practice was not to immediately reflect the volatility of international prices of oil and its derivatives in the Brazilian market. We cannot guarantee that this trend will continue. In October 2011, the Brazilian government reduced the percentage of anhydrous ethanol mixed to gasoline from 25% to 20%, due to a shortage of ethanol production. To avoid the price increase of the gasoline to the end consumer, the government decided to reduce the CIDE tax from R$ 230/m³ to R$ 193/m³ at the same time. In November

2011, the government reduced again the CIDE tax of the gasoline A to R$ 91/m³ and the diesel from R$ 70/m³ to R$ 47/m³. This reduction of the CIDE tax allowed Petrobras to increase gasoline and diesel prices by 10% and 2%, respectively, without affecting prices to the distributor. In June 2012, Petrobras increased gasoline and diesel prices by 3.9% and 7.8%, respectively, and the CIDE tax of both products was simultaneously reduced to zero,  offsetting the effect of the increase in prices. In July 2012, Petrobras increased once more diesel price by 6.2%.

Effects of inflation over our operational costs and expenses
Ultrapar’s operational costs and expenses are substantially in reais, thus are influenced by the general price levels in the Brazilian economy. In 2012, 2011 and 2010, the variation of IPCA (Consumer Prices Index), the index adopted by the Brazilian government to set inflation targets, was 5.8%, 6.5% and 5.9%, respectively. From December 31st, 2012 to January 31st, 2013, the variation of IPCA was 0.9%.

Financial Result
The main macroeconomic factors that influence the financial results of Ultrapar are the foreign exchange and interest rates.

Exchange rate
Most of the transactions of the Company are located in Brazil and, therefore, the reference currency for currency risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno. The Company and its subsidiaries use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Reais as of December 31st, 2012 and 2011:

Assets and liabilities in foreign currency

Amounts in millions of Reais	2012	2011	2010

Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except for hedging instrument)	363.7	303.8	211.0
Foreign trade accounts receivable, net of provision for loss	163.2	134.9	123.6
Advances to foreign suppliers, net of accounts payable from imports	-	-	11.3
Investments in foreign subsidiaries	300.4	115.3	72.6

	827.3	554.0	418.5

Liabilities in foreign currency
Financing in foreign currency	(1,197.8)	(873.6)	(711.6)
Accounts payable arising from imports, net of advances to foreign suppliers	(21.5)	(11.1)	(3,0)
	(1,219.3)	(884.7)	(714.8)

Foreign currency hedging instruments	499.9	348.5	140.9

Net asset (liability) position — Total	107.9	17.8	(155.4)

Sensitivity analysis of assets and liabilities in foreign currency
The table below shows the effect of exchange rate changes in different scenarios, based on the net asset position of R$ 107.9 million in foreign currency:

Amounts in millions of Reais		Scenario I	Scenario II	Scenario III
	Risk	10%	25%	50%

(1) Income effect	Real devaluation	(5.1)	(12.8)	(25.5)
(2) Equity effect		15.9	39.7	79.5
(1) + (2)	Net effect	10.8	26.9	54,0

(1) Income effect	Real valuation	5.1	12.8	25.5
(2) Equity effect		(15.9)	(39.7)	(79.5)
(3) + (4)	Net Effect	(10.8)	(26.9)	(54.0)

Gains and losses directly recognized in equity in cumulative translation adjustments are due to exchange rate variations on equity of foreign subsidiaries. See Note 22 to our financial statements.

Interest Rate
The financial investments of Ultrapar and its subsidiaries are primarily held in transactions linked to the Interbank Certificate of Deposit – “CDI”. Borrowings primarily relate to financing from BNDES and other development agencies, debentures substantially indexed to the TJLP and to CDI, respectively, and funds raised in foreign currency. Ultrapar does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial assets and liabilities at floating rates.

As of December 31st, 2012, Ultrapar had interest rate derivative financial instruments linked to domestic loans, swapping the fixed interest rate of certain loans to floating interest rate (CDI).

10.3 - Comments on material effects that the events below have caused or are expected to cause on the Company’s financial statements and results:

a.	Introduction or disposal of operating segment

There was no relevant introduction or disposal of operating segment in the fiscal year 2012.

b.	Establishment, acquisition or sale of ownership interest

There was no relevant establishment, acquisition or sale of ownership interest in the fiscal year 2012, that have caused or are expected to cause significant effects on the Company's financial statements.

c.	Unusual events or transactions

Not applicable.

10.4 - Comments on:

a.	Significant changes in accounting practices

All the financial information contained in Item 10 is presented the same accounting practices (IFRS).

2012:
There were no significant changes in accounting practices for the fiscal year 2012.

2011:
There were no significant changes in accounting practices for the fiscal year 2011.

2010:
From the year ending December 31st, 2010 onwards, CVM made mandatory the adoption of the IFRS in the presentation of financial statements of the Brazilian publicly-held companies. Accordingly, Ultrapar's consolidated financial statements for the years ended December 31st, 2011 and 2010, as well as the information of 2009 included in such statements, were prepared in compliance with the IFRS, which differs in certain aspects from the previous Brazilian accounting standards.

b.	Significant effects of changes in accounting practices

There were no significant changes in accounting practices for the fiscal year 2012.
The tables below provide the main effects from the adoption of the international accounting standards IFRS in 2010 consolidated financial statements. Additional information on the changes introduced by the adoption of IFRS are available in note 2 of the company’s financial statements, filed with the CVM on February 24th, 2011.

Effects from the implementation of the IFRS on the business units’ EBITDA
(R$ million)
12M10
	Explanatory Note1	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Other/ Elim	Ultrapar
EBITDA according to the previous accounting practices		976.4	307.7	225.4	111.5	49.6	1,670.6
Recognition of provision for removal of Ipiranga’s fuel tanks	2.2.a / 16	5.8	–	–	–	–	5.8
Write-off of investments in progress / deferred asset	2.2.c	–	–	(0.1)	–	–	(0.1)
Business combination – Texaco / DNP acquisition2	2.2.d	(0.2)	–	–	–	–	(0.2)
Ipiranga’s deferred revenues – franchise fees, loyalty program, etc.	2.2.e / 17	(3.4)	–	–	–	–	(3.4)
Reclassification of the result of raw-material hedging - from financial income or expenses to cost of goods sold	20	(8.4)	–	–	–	(6.8)	(0.5)
Amortization of intangible assets	2.3.h / 13	106.5	–	–	–	–	106.5
Other effects, net		(3.4)	(0.2)	(0.3)	(0.0)	–	(3.4)
Total effects		97.0	(0.2)	15.8	(0.0)	(6.8)	105.8
EBITDA after the implementation of the IFRS		1,073.4	307.4	241.2	111.5	42.8	1,776.3
EBITDA after the implementation of the IFRS and ICVM 527		1,148,6	300.0	218.3	144.7	43.8	1,855.3

Main effects from the implementation of the IFRS on the consolidated financial statements
(R$ million)
12M10
	Explanatory Note1	Financial results	Net earnings	Assets	Liabilities	Shareholders’ equity
Figures according to the previous accounting practices		(272.8)	800.7	12,602.5	7,368.0	5,212.2
Recognition of provision for removal of Ipiranga’s fuel tanks	2.2.a / 16	(3.7)	1.8	7.5	43.7	(36.2)
Measurement of property, plant and equipment	2.2.b	1.8	3.9	(8.9)	–	(8.9)
Write-off of investments in progress / deferred asset	2.2.c	–	10.2	(21.0)	–	(21.0)
Business combination – Texaco / DNP acquisition	2.2.d	–	(30.1)	(3.1)		(79.9)
Ipiranga’s deferred revenues – franchise fees, loyalty program, etc.	2.2.e / 17	–	(3.4)	–	20.5	(20.5)
Reclassification of the Deferred Stock Plan – from treasury shares to prepaid expenses		–	–	–	–	–
Reclassification of ACE – from accounts receivables reducer to loans and financing	14	–	–	64.1	64.1	–
Reclassification of negative hedging result – from a a financial assets reducer to loans and financing	14	–	–	54.4	54.4	–
Reclassification of the result of raw-material hedging - from financial income or expenses to cost of goods sold	20	(0.5)	–	–	–	–
Reclassification of escrow deposits – from provision reducerto asset		–	–	252.0	252.0	–
Amortization of intangible assets	2.3.h / 13	–	–	–	–	–
Other effects, net2		11.0	2.5	6.5	(65.2)	(93.9)
Effect of the adoption of the IFRS in deferred income tax and social contribution	2.2.h	–	(20.6)	(35.8)	–	(35.8)
Total effects		8.7	(35.6)	387.4	446.3	(36.7)
Figures after the implementation of the IFRS		(264.1)	765.2	12,989.8	7,814.3	5,175.6

1 Explanatory notes related to the financial statements of December 31st, 2010
2 Includes subsidiaries’ non-controlling interests in net earnings and shareholders’ equity, for further information see note 2.2.

c.	Exceptions and emphasis present in the auditor’s opinion

None.

10.5 - Comments on the Company’s critical accounting policies

The presentation of our financial condition and results of operations requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and may affect the reported amount of them as well as our revenues and expenses. The financial statements include estimates mainly related to (i) determining the fair value of financial instruments (notes 4, 14 and 22), (ii) the determination of provisions for income tax (note 9), (iii) useful life of property, plant and equipment (note 12), (iv) estimates of the economic life of intangible assets and recovery value of goodwill (note 13), (v) provisions for tax, civil and labor liabilities (note 23) and (vi) estimates for the preparation of actuarial reports (note 24).

Actual results may differ from those estimated under different variables, assumptions or conditions, even though our management believes that its accounting estimates are reasonable. The following paragraphs review the critical accounting estimates that management considers most important for understanding our financial condition, results of operations and cash flows. An accounting estimate is considered a critical accounting estimate if it meets the following criteria:

•	The accounting estimate requires management to make assumptions about matters that were highly uncertain at the time the accounting estimate was made; and

•
Different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our financial condition, results of operations or cash flows.

We have identified the following accounting policies as critical:

Allowance for doubtful accounts
We maintain allowances for doubtful accounts for estimated losses resulting from the subsequent inability of our customers to make required payments. The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers, as well as other receivables, and is included as selling expenses; no adjustment is made to net sales and services revenue. In order to establish the allowance for doubtful accounts, our management constantly evaluates the amount and characteristics of our accounts receivable. When significant delays occur and the likelihood of receiving these payments decreases, a provision is made. In case receivables in arrears are guaranteed or there are reasonable grounds to believe they will be paid, no provision is made. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required in future periods. However, because we cannot predict with certainty the future financial stability of our customers, we cannot guarantee that our reserves will continue to be adequate. Actual credit losses may be greater than the allowance we have established, which could have a significant impact on our selling expenses. See Note 5 and 22 to our consolidated financial statements for additional information about our allowance for doubtful accounts.

Deferred income tax and social contribution
We recognize deferred tax assets and liabilities which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plants and equipment and other procedures. We periodically review the deferred tax assets for recoverability and establish a valuation allowance, as required, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. In the event we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets, resulting in an increase in our effective tax rate, thereby decreasing net income. A high degree of management judgment is required in determining any valuation allowance. The principal uncertainty relates to the likelihood of future taxable income from the subsidiary that generated the deferred tax asset. A change in our projections of profitability could result in the need to record a valuation allowance against deferred tax assets, resulting in a negative impact of future results.

 Legal and administrative provisions
We are currently involved in certain legal and administrative proceedings that arise from our normal course of business. We believe that the extent to which these legal provisions are recognized in our consolidated financial statements is adequate. It is our policy to record accrued liabilities in regard to lawsuits when the probability of an existing obligation is considered more likely than not to occur in the opinion of our management, based on information available to the company, including information obtained from our internal and external legal advisors. Future results of operations could be materially affected by changes in our assumptions, by the effectiveness of our strategies relating to these proceedings, by future developments in each matter being discussed or by changes in approach, such as a change in settlement strategy in dealing with these matters.

Property, plant and equipment
Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12, taking into account the useful life of the assets, which are reviewed annually.

Provisions for assets retirement obligations
Corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when tanks are installed. The estimated cost is recognized in property, plant and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are monetarily restated until the respective tank is removed (see note 18). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount.

Fair value of financial instruments
Our financial instruments are classified and recorded in accordance with the following categories:

•
Measured at fair value through profit or loss: financial assets and liabilities held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation and changes in fair value are recognized in profit or loss.

•
Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned through the date of the financial statements, using the effective interest rate method.

•
Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in a specific account in the shareholders’ equity. Accumulated gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case of prepayment.

•
Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the Company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variation are recognized in profit or loss. The balances are stated at acquisition cost plus the interests, using the effective interest rate method. Loans and receivables include cash and banks, trade receivables, dividends receivable and other trade receivables.

The Company uses derivative financial instruments for hedging purposes, applying the concepts described below:

•	Fair value hedge: derivative financial instrument used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss.
•
Hedge accounting: In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 4, 14 and 22.

In order to estimate fair values, we consider several variables, such as interest rates, discount rates, foreign exchange rates and future cash flows. Our most important sources of information concerning these variables are the market projections of future exchange and interest rates provided by the BM&FBOVESPA. We believe BM&FBOVESPA to be the most adequate and reliable source of information available for our calculations. However, given the volatility inherent in financial markets, estimates concerning the variables used to calculate fair values are subject to constant change. As a consequence, our judgment related to, among other issues, the behavior of these variables, the selection of sources of information and the timing of calculation, directly affects the fair values of our financial instruments and the amount of gains or losses recorded in the income statement. Additional information regarding fair value of financial instruments is available in Notes 4, 14 and 22.

Pension and other post-retirement benefits
Ultrapar and its subsidiaries offer their employees a defined contribution pension plan, managed by Ultraprev — Associação de Previdência Complementar. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11% of his or her salary. The sponsoring companies provide a matching contribution to the basic contribution. As participants retire, they may opt to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in their names at Ultraprev, or (ii) a fixed amount that will extinguish the fund accumulated in their names in a period between 5 and 25 years. As such, neither Ultrapar nor its subsidiaries assume responsibility for guaranteeing amounts or periods of benefits for the participants that retire.

Ultrapar recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care and life insurance plan for eligible retirees. The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the financial statements in accordance with Resolution CVM 600/2009.

Significant actuarial assumptions adopted include:

Economic Factors
•	Discount rate for the actuarial obligation at present value - 8.68% per annum
•	Average projected salary growth rate - 6.59% per annum
•	Inflation rate (long term) - 4.45% per annum
•	Growth rate of medical services - 8.68% per annum

Demographic factors
•	Mortality Table for the life insurance benefit – CSO-80
•	Mortality Table for the other benefits – AT 2000 Basic decreased by 10%
•	Disabled Mortality Table - RRB 1983
•	Disability Table - RRB 1944 modified

10.6. - Discussion on internal controls adopted to ensure the formulation of accurate financial statements

a.	Level of efficiency of such controls, indicating any potential misstatements and measures to correct them

Ultrapar is a company listed on the New York Stock Exchange (NYSE) with Level III ADRs, and maintains its internal controls standards in compliance with the requirements of the Sarbanes-Oxley Act.

Ultrapar’s management annually evaluates the internal controls over financial reporting under the supervision of our Chief Executive Officer or CEO and Chief Financial Officer, or CFO. Management evaluates the effectiveness of our internal controls over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Based on those criteria, our management believes that our internal controls over financial reporting are adequate and effective to enable the registry, processing, summarizing and disclosure of such information, providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

On June 28th, 2011, the Extraordinary General Shareholders’ Meeting approved the following matters: (i) the conversion of all preferred shares into common shares of the Company, at a ratio of 1 (one) preferred share for 1 (one) common share; (ii) adherence to the listing segment Novo Mercado of the BM&FBOVESPA; (iii) new amended bylaws of the Company, providing several changes with respect to current status, aiming to strengthen its governance structure; and (iv) the confirmation that the new provisions related to the rights of all Company’s shareholders in the event of a sale of control of the Company, pursuant to its new bylaws and the Novo Mercado regulations, are equivalent to the provisions of the Company’s controlling shareholders agreement, dated March 22, 2000. As of the same date, were also approved in special preferred stock shareholders’ meeting the materials of items (i) and (iv) above. One of the amendments to the bylaws of the Company is the creation of an audit committee as an auxiliary organ of the Board, which comprises three independent members, of which at least two shall be external members of the Board. The Company will have an Audit Council, which will operate on a non-permanent and installed by the special preferred stock shareholders’ meeting in legal cases. If the Supervisory Board will be installed, shall exercise all powers that are assigned to the Audit Council. The audit committee will not work in the fiscal year in which the Audit Council has been installed.

On August 17th, 2011, each preferred share issued by the Company was converted into one common share, and its common shares started trading on the Novo Mercado listing segment of BM&FBOVESPA. As of the same date, the ADRs represented by preferred shares started to be represented by common shares issued by Ultrapar. In addition, on August 17th, 2011, Ultrapar’s new bylaws approved at the Extraordinary Shareholders’ Meeting of June 28th, 2011 has become effective.

b.	Deficiencies and recommendations on internal controls in the independent auditor’s report

No material deficiencies were verified.

10.7. - Public offerings for distribution of securities

Not applicable.

10.8. - Issuer’s off-balance sheet items

a.	Assets and liabilities held by the issuer, whether directly or indirectly, off-balance sheet:

i.	Operating leases, assets and liabilities

Subsidiaries Cia. Ultragaz, Tequimar, Serma and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms of 36 and 45 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleets. These contracts have terms of 24 to 60 months and there is no purchase option. The future disbursements (installments), assumed under these contracts, amount approximately to:
(R$ million)
	up to 1 year	between 1 and 5 years	more than 5 years	Total
2012	18.5	30.8	-	49.3
The subsidiaries IPP and Cia. Ultragaz have operating lease contracts related to land and building of service stations and stores, respectively. The future disbursements and receipts (installments), arising from these contracts, amount approximately to:

		up to 1 year	between 1 and 5 years	more than 5 years	Total
2012	payable	(55.8)	(179.9)	(132.8)	(368.5)
	receivable	48.9	151.5	113.0	313.4

The net expense recognized in 2012 for operating leases was R$ 39.9 million.

ii.	Receivables portfolios over which the entity has risks and liabilities, indicating respective liabilities

Not applicable.

iii.	Future purchase and sale of products or services contracts

See “Item 10.8.b. Other off-balance sheet arrangements”.

iv.	Unfinished construction contracts

Not applicable.

v.	Other future financing agreements

Not applicable.

b.  Other off-balance sheet arrangements

The following table shows our main off-balance sheet arrangements on December 31st, 2012:

Contractual Obligations (off-balance sheet) (R$ million)	Total	Payment due by period
		up to 1 year	between 1 and 3 years	between 3 and 5 years	more than 5 years
Estimated planned funding of pension and other post- retirement benefit obligations (1)	449.4	16.0	34.2	37.4	361.8
Purchase obligations – raw material (2)	3,560.0	382.6	765.2	765.2	1,647.0
Purchase obligations – utilities (3)	52.7	22.1	27.0	3.6	0.0
Operating leases (4)	68.7	6.7	13.4	12.6	36.1
	4,130.9	427.5	839.8	818.7	2,044.9

(1)	The estimated payment amount was calculated based on a 4.5% inflation assumption.
(2)
Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum quarterly consumption level of ethylene and conditions for the supply of ethylene until 2021. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The minimum purchase commitment clause was renegotiated, valid from 2013, and provides a minimum annual consumption of 205 thousand tons and a maximum of 220 thousand tons. Oxiteno S.A has a supply agreement with Braskem, valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased. The subsidiary has met the minimum purchase required since the beginning of the agreement.

(3)	The purchase obligation relates to long-term contracts under which Oxiteno is required to purchase a minimum amount of energy annually.
(4)
Tequimar has agreements with CODEBA — Companhia Docas do Estado da Bahia and Complexo Industrial Portuário Governador Eraldo Gueiros - in connection with its ports facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products (i) in Aratu, of 1,000,000 tons per year until 2016, and of 900,000 tons per year from 2017 to 2022, as well as (ii) in Suape, of 650,000 tons per year, until 2027, and of 400,000 tons per year in Suape in 2028 and 2029. If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement based on the port tariff rates on the date established for payment. As of December 31st, 2012, these rates per ton were R$ 5.79 for Aratu and R$ 1.38 for Suape.

Additionally, some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. As of December 31st, 2012, Ultrapar and its subsidiaries did not have losses in connection with these collaterals.

Vendor
2012
Term	Less than 211 days
Maximum amount of future payments related to these guarantees	R$ 12.1 million

10.9. - Off-balance sheet items

a.	How such items change or may change revenues, expenses, operating income, financial expenses or other items of the issuer’s financial statements

Contractual obligation included in “Item 10.8.b. Other off-balance sheet arrangements” would have the following effects on the Company’s net sales and services, costs, expenses, operating income and financial income (expenses), throughtout the period of the contract.

(R$ million)	Estimated planned funding of pension and other post-retirement benefit obligations	Purchase obligations – raw materials	Purchase obligations – utilities	Operating leases
Net sales and services	-	-	-	-
Cost of sales and services	(60.2)	(3,560.0)	(52.7)	(68.7)
Gross profit	(60.2)	(3,560.0)	(52.7)	(68.7)
Operating expenses
Selling expenses	(104.3)	-	-	-
General and administrative expenses	(284.9)	-	-	-
Income from sale of assets	-	-	-	-
Other operating income, net	-	-	-	-
Operating income	(449.4)	(3,560.0)	(52.7)	(68.7)
Financial results	-	-	-	-

b.	Nature and purpose of the transaction

See “Item 10.8.b. Other off-balance sheet arrangements”.

c.	Nature and amount of obligations assumed by and rights conferred upon the issue due to the transaction

See “Item 10.8.b. Other off-balance sheet arrangements”.

10.10. - Discussion on the main elements of the issuer’s business plan:

a.	Investments

i.	Quantitative and qualitative description of the investments in progress and the estimated investments

In 2012, Ultrapar continued an investment strategy oriented to support scale and competitiveness growth, as well as to reinforce the leadership position in its different businesses.

Ultrapar’s investments in 2012, net of disposals, totaled R$ 1,491 million, of which R$ 1,323 million were related to organic investments and R$ 169 million were related to acquisitions. Additionally, the company assumed R$ 124 million net debt in connection with the acquisitions made during the year. Regarding organic investments, at Ipiranga, R$ 942 million were invested, of which (i) R$ 514 million in the expansion of its distribution network (through the conversion of unbranded service stations, the opening of new gas stations and new customers) and Jet Oil and am/pm franchises, focused on the Midwest, Northeast and North regions of Brazil, (ii) R$ 63 million in expanding its logistics infrastructure to support the growing demand, through the construction and expansion of 12 logistics facilities, and (iii) R$ 365 million in the maintenance of its operations, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Out of the total amount invested, R$ 914 million were related to property, plant, equipment and intangible assets and R$ 28 million were related to financing to clients, net of repayments. At Oxiteno, the total investments in 2012 amounted to R$ 115 million, mainly directed to the specialty chemicals plant in the United States and the maintenance of its plants. Oxiteno also acquired American Chemical, a specialty chemicals plant in Uruguay, with the disbursement of R$ 107 million, in addition to the assumption of R$ 33 million in net debt. Ultracargo’s investments totaled R$ 84 million, mainly allocated to the expansion of 72,000 cubic meters in the Aratu and Santos terminals. Additionally, Ultracargo disbursed R$ 68 million for the acquisition of Temmar, at the port of Itaqui, and assumed R$ 91 million in net debt. At Ultragaz, R$ 157 million were invested mainly in new clients in the bulk segment, replacement of bottles and maintenance of its bottling facilities.

Ultrapar’s 2013 investment plan, excluding acquisitions, amounts to R$ 1,437 million and aims at growth through increased scale and productivity gains, as well as modernizing existing operations. Ipiranga will invest (i) R$ 360 million to continue the expansion of its distribution network (through the conversion of unbranded service stations, the opening of new gas stations and new customers) and Jet Oil and am/pm franchises, focused on the Midwest, Northeast and North regions of Brazil, (ii) R$ 182 million in the expansion of its logistic infrastructure to support the growing demand, through the construction and expansion of logistics facilities, and (iii) R$ 331 million in the maintenance of its operations, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Out of Ipiranga’s total investment budget, R$ 868 million refer to additions to property, plant, equipment and intangible assets, and R$ 4 million refer to financing to clients, net of repayments. Oxiteno will direct R$ 203 million for expansion investments, mainly to continue the expansion of its production capacity in Pasadena, in the United States, and in Coatzacoalcos, in Mexico. These two plants will add approximately 130,000 tons per year of production capacity, 30,000 tons of which will be operational by 2013 and 100,000 tons will start-up in 2014. Additionally, Oxiteno will invest in the maintenance of its plants. Ultracargo will direct its investments mainly to expansions in its terminals, especially in Itaqui and Suape terminals, in addition to the maintenance of the infrastructure of the other terminals. Ultragaz will focus its investments mainly on (i) UltraSystem (small bulk), due to the prospects of capturing new clients, (ii) the modernization of its filling plants, mainly in the Southeast region of Brazil, and expansion of facilities in the Northeast region of Brazil and (iii) the replacement and purchase of LPG bottles.

ii.	Sources of financing investments

For further details on the sources of financing investments see “Item 10.1.d. Sources for financing working capital and investments in non-current assets” e “Item 10.1.e. Sources for financing working capital and investments in non-current assets to be used to in case of deficiencies in liquidity”.

iii.	Relevant disposals in process and forecasted disposals

None.

b.	Disclosed acquisitions of plants, equipment, patents or other assets that may materially affect the issuer’s production capacity

At Oxiteno, the investments for 2013 include R$ 203 million to expansions, mainly to continue the expansion of its production capacity in Pasadena, in the United States, and in Coatzacoalcos, in Mexico. These two plants will add approximately 130,000 tons per year of production capacity, 30,000 tons of which will be operational by 2013 and 100,000 tons will start-up in 2014.

In May 2012, Ultracargo announced the acquisition of Temmar, in the port of Itaqui, adding 55,000 cubic meters (or 8%) to its capacity since August 2012.

In May 2012, Oxiteno announced the acquisition of American Chemical, Uruguayan specialty chemicals company, with production capacity of 81,000 tons per year, particularly sulfonate and sulfate surfactants for the home and personal care industries, as well as products for the leather industry.

c.   New products and services

Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31st, 2012, 91 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2012 and 2011 were R$ 24 million and R$ 22 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council”, with six of the world’s major specialists in surfactants as members. These specialists, with experience in the surfactant industry or in the academic environment in the US, Europe and Latin America, follow the trends and opportunities in the sector. Since 2004, the council, currently composed of five specialists, has met once a year in September in São Paulo to analyze Oxiteno’s research and development project portfolio, as well as the management methodology applied. Their recommendations enable Oxiteno to improve its research and development activities’ efficiency, as well as to broaden the reach of its partnerships with international entities.

Oxiteno’s investments in research and development have resulted in the introduction of 52 new applications for its products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

Ipiranga constantly develops specific initiatives for each segment in which it operates, such as the offering of supply and technical support at large clients’ facilities. In the urban service stations segment, the wide range of non-fuel products and services and the constant pursue of excellence have being contributing significantly to the increase in the number of consumers and the client-loyalty for its service stations. In addition to fueling its vehicles the consumer can also shop at am/pm convenience stores and at Ipirangashop.com and enjoy other services provided in many service stations of Ipiranga’s network. Besides filling in the tank of the vehicle, the consumer can also make purchases at convenience stores am/pm, some of them with bakeries, in Ipirangashop.com and still enjoy other services installed in several service stations of the network. In another pioneer initiative, Ipiranga launched in 2009 the program “Km de Vantagens”, a loyalty program in the fuel industry that grants rewards and benefits to customers and resellers, currently with around eleven million participants, up 35% over 2011. Among the initiatives in 2011, the company has diversified sales channels for products and services associated with the Ipiranga network, once again in innovative ways. A "digital offensive" was launched, transferring to the Internet the concept of multi-offers, well-known in its service station network. With this initiative, the Ipiranga portal (www.ipiranga.com.br) now integrates all initiatives into one digital sales platform. In 2011, the Posto Virtual (Virtual Station) concept was also launched, an innovative project that permits the sale of fuel credits over the Internet. The service provides more convenience for the average consumer and may serve as a fuel spending control tool, such as for small vehicle fleets or private drivers. Other very successful initiative was Jet Oil Motos, the first specialized lubricant oil changing and service network to serve an increasing motorcycle fleet. In 2012, among the initiatives of Ipiranga, we highlight the strengthening of Posto Virtual and the creation of ConectCar, in partnership with Odebrecht TransPort, a company to operate in the segment of electronic payment for tolls, parking and fuels. ConectCar brings innovation in the offering of services to the client. The chip installed on the vehicle windshield will allow the automatic opening of toll gates at lower costs, through a prepaid system and free tuition. Additionaly, it can be used for fuels purchase. The client may buy the chip at Ipiranga’s service stations, using the points of the loyalty program Km de Vantagens.

10.11. - Discussion on other relevant factors which affected the operational performance

No additional factors which may significantly affect Ultrapar’s operational performance were identified.

ANNEX III - ALLOCATION OF NET EARNINGS
(According to Annex 9-1-II of CVM Instruction 481/2009)

ULTRAPAR PARTICIPAÇÕES S.A.

ANNEX 9-1-II
Allocation of net earnings

(in thousands of reais , except when otherwise mentioned)	Year ended 12/31/2012

1. Inform net earnings for the fiscal year	1,011,009

2. Inform the total amount of dividends and dividends per share, including prepaid dividends and interest on equity already declared¹
Total amount	627,424
Amount per common shares (R$) - Interim dividends	0.51
Amount per common shares (R$) - Complementary dividends	0.66

3. Inform the percentage of distribution of net earnings for the fiscal year	62%

4. Inform the total amount of dividends and dividends per share based on the net earnings of previous years	-

5. Inform, deducting prepaid dividends and interest on equity declared:

a. The gross amount of dividends and interest on equity, individually,based on the number of shares of each type and class	-
Gross amount - Dividends common shares	354,032
b. Form and term of dividend and interest on equity payments	-
Form of payment	Debit account

Payment term	TThe dividends must be paid within 60 days following the date the dividend was declared, in average dividends are paid 15 working days after the approval of the Board of Directors

c. Any levy of monetary restatement and interest on dividends and interest on equity	-

d. Date of declaration of payment of dividends and interest on equity taken into account for identification of shareholders entitled to receive dividends and interest on equity	Notice to shareholders 02/20/2013

6. In the event of dividends or interest on equity declared based on net earnings with respect to semiannual balance sheets or shorter periods

a. Inform the total amount of dividends or interest on equity declared	273,392

b. Inform the date of the respective payments	08/17/2012

ULTRAPAR PARTICIPAÇÕES S.A.

ANNEX 9-1-II
Allocation of net earnings

(in thousands of reais , except when otherwise mentioned)	Year ended 12/31/2012

7. To provide a comparative table indicating the following per share value of each type and class:

a. Net profit for the fiscal year and for the three (3) previous years³
Amount per common shares (R$) - 12/31/2012	1.89
Amount per common shares (R$) - 12/31/2011²	1.58
Amount per common and preferred shares (R$) - 12/31/2010²	1.42
Amount per common and preferred shares (R$) - 12/31/2009²	0.81

b. Dividends and interest on equity distributed in the three (3) previous years

12/31/2012	627,424
Amount per common shares (R$) - Interim dividends	0.51
Amount per common shares (R$) - Complementary dividends	0.66

12/31/2011	525,402
Amount per common shares (R$) - Interim dividends²	0.47
Amount per common shares (R$) - Complementary dividends²	0.51

12/31/2009	428,764
Amount per common and preferred shares (R$) - Interim dividends²	0.33
Amount per common and preferred shares (R$) - Complementary dividends²	0.47

8. If there is destination of earnings to the legal reserve

a. Identify the amount allocated to legal reserve	50,550

b. Detail the method for the calculation of the legal reserve	Art. 193 - Law N° 6,404 - Of the net earnings for the fiscal year, 5% will be allocated, prior to any other destination, to the legal reserve, which shall not exceed 20% of the share capital.

9. If the company has preferred shares entitled to receive fixed or minimum dividends

a. Describe the method for calculation of fixed or minimum dividends	-

b. Inform whether the net earnings for the fiscal year is sufficient to fully pay fixed or minimum dividends	-

c. Identify if any unpaid portion is cumulative	-

d. Identify the total amount of fixed or minimum dividends to be paid with respect to each class of preferred shares	-

e. Identify fixed or minimum dividends to be paid with respect to each class of preferred shares	-

ULTRAPAR PARTICIPAÇÕES S.A.

ANNEX 9-1-II
Allocation of net earnings

(in thousands of reais , except when otherwise mentioned)	Year ended 12/31/2012

10. With respect to the mandatory dividend

a. Describe the method for calculation set in the bylaw	Bylaw - Art. 55 - item b) 50% (fifty percent) of adjusted net income to pay mandatory dividends to shareholders, offsetting the semi-annual and interim dividends that may have been declared.

b. Inform if the dividend is being fully paid	Yes

c. Inform to amount eventually retained	-

11. In the event of retained mandatory dividend due to the Corporation’s financial condition

a. Inform the retained amount	-

b. Describe, in details, the Company’s financial condition, including any aspects relating to the liquidity analysis, working capital and positive cash flow	-

c. Justify the retaining of dividend	-

12. In the event of destination of the net earnings to the contingency reserve

a. Identify the amount allocated to the reserve	-

b. Identify any probable loss and the reason therefore	-

c. Explain why the loss is considered probable	-

d. Justify the establishment of the reserve	-

13. In the event of destination of the net earnings to the unrealized profit reserver

a. Identify the amount allocated to the profit reserve	-

b. Inform the nature of unrealized profits which originated the reserve	-

ULTRAPAR PARTICIPAÇÕES S.A.

ANNEX 9-1-II
Allocation of net earnings

(in thousands of reais , except when otherwise mentioned)	Year ended 12/31/2012

14. In the event of destination of the net earnings to statutory reserve

a. Describe the statutory clauses which establish the reserve	Bylaw - Art. 55 - item c)

b. Identify the amount allocated to the reserve4	333,338

c. Describe how the amount was calculated
At the proposal of the management bodies, up to 45% (forty five percent) of adjusted net income will be used to create a reserve for investments, in order to preserve the integrity of corporate assets and strengthen the Company’s capital, allowing new investments, up to 100% (hundred percent) of it's capital, observing that the balance of this reserve, added to the balances of other profit reserves, except for unrealized profits reserves and reserves for contingencies, not exceeding 100% (hundred percent) of it's capital, and once reached that limit, the Board of Directors may decide on the application of the excess in the capital increase or the distribution of dividends.

15. In the event of retention of profits under the capital budget

a. Identify the amount retained	-

b. Provide a copy of the capital budget	-

16. In the event of destination of the net earnings to the tax incentive reserve

a. Identify the amount allocated to the reserve	-

b. Explain the nature of the destination	-

¹ The values presented in item 2 include the amount indicated in item 6, as well as the amount of R$ 354,032  thousand, according to declared dividends approved by the Board of Directors of the Company on 02.20.2013, which were paid to shareholders from 03.08.2013 onwards.

² The per share values consider the stock split at a ratio of 1 (one) share to 4 (four) shares of the same class and type approved in the Special Shareholders’ Meeting held on 02.10.2011. In addition, from 08.17.2011, each preferred share emitted by the company was converted in an ordered share, as approved by Extraordinary Shareholders’ Meeting on 06.28.2011.

³ Number of shares used as the basis for the earnings per share calculation does not include treasury shares.
4 Retained earnings reserve made in accordance with Article 194 of Corporate Law and Article 55, Bylaws item c in order to preserve the integrity of corporate assets and strengthen the Company's Capital, allowing new investments. Includes both the portion of net income as the realization of revaluation reserve in the amount of R$ 303 thousand.

ANNEX IV - MANAGEMENT AND FISCAL COUNCIL COMPENSATION PROPOSAL

    ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39
NIRE 35.300.109.724

Management and Fiscal Council Compensation Proposal

A - Management compensation proposal

The proposal for the global maximum annual limit of the Management compensation for the period between May 2013 and April 2014, excluding the stock-based compensation plan and post-retirement benefits, is R$ 4,650,000.00 (four million six hundred and fifty thousand Reais) for the members of the Board of Directors and R$ 26,600,000.00 (twenty six million six hundred thousand Reais) for the Company’s Statutory Officers, amounting to R$ 31,250,000.00 (thirty-one million two hundred and fifty thousand Reais).

The amount proposed is 5% higher than that approved at the Annual Shareholders’ Meeting held on April 11th, 2012, for the period between May 2012 and April 2013. The global compensation effectively recognized between May 2012 and April 2013, excluding the stock-based compensation plan and post-retirement benefits, was 14% lower than the amount approved in 2012, due to potential fluctuations on variable compensation and adjustments to the fixed compensation that were not implemented.

B - Compensation proposal for the members of the Fiscal Council

The proposal for the global compensation of the members of the Fiscal Council for the term of their mandates (between May 2013 and April 2014) is R$ 46,753.00 (forty-six thousand seven hundred and fifty-three Reais) monthly, with a monthly payment of R$ 13,621.00 (thirteen thousand six hundred and twenty-one Reais) to the chairman of the Fiscal Council and R$ 12,670.00 (twelve thousand six hundred and seventy Reais) to the other effective members¹.

The amount proposed is 8% higher than the amount approved at the Annual Shareholders’ Meeting held on April 11th, 2012, for the period between May 2012 and April 2013. The global compensation effectively recognized between May 2012 and April 2013 for the members of the Fiscal Council was in line with the amount approved.

For further information, including compensation policy or practice, about the compensation for the Board of Directors, Statutory and non-Statutory Officers and Fiscal Council, see Annex V or Item 13 – Management compensation. We highlight that the amounts included in this compensation proposal differ from those of Annex V as a result of non-corresponding reference periods between the documents.

¹ Monthly individual compensation for members of the Fiscal Council does not include charges on payroll

ANNEX V - ITEM 13 OF THE REFERENCE FORM

13.	Management compensation

13.1.	Compensation policy or practice for the Board of Directors, Statutory and non-statutory Officers and Fiscal Council

a.	Purpose of the compensation policy or practice

The purposes of Ultrapar’s compensation policy and practices are (i) to align the interests between executives and shareholders, based on the principle of sharing risks and returns, (ii) to converge individual goals to the Company’s strategy, and (iii) to recognize the contribution and retain professionals, based on market references.

Following these principles, Ultrapar adopts a differentiated and competitive compensation plan, a plan that includes the use of value creation metrics to establish variable compensation targets, differentiated benefits to executives and a stock ownership plan.

b.	Compensation composition

i.	Description and purpose of each compensation component

Board of Directors

•
Fixed compensation: a monthly amount, in order to follow the market standards, composed exclusively by compensation and contribution to the social security, in order to remunerate the responsibility and complexity inherent to the position. The Chairman and the Vice Chairman earn a higher amount than other directors as a result of the positions held.

•
Compensation for the participation in specialized committees: a monthly amount, equivalent to 1/3 of the Director’s compensation, independent of the position held in the Board of Directors. If a Director is appointed for more than one specialized committee, the monthly amount is equivalent to 50% of the Director’s compensation.

•	Variable compensation: not practiced.

Fiscal Council

•
Fixed compensation: a monthly amount approved by shareholders in the annual meeting, composed exclusively by compensation and contribution to the social security, in order to remunerate the responsibility and complexity inherent to the position. The compensation of each member of the Fiscal Council must be equal to at least 10% of the average salary of the Statutory Officers. The President earns a higher amount than other members as a result of the position held.

•	Variable compensation: not practiced.

Officers

•
Fixed compensation (salary and direct and indirect benefits): a monthly amount paid with the purpose of remunerating the responsibility and complexity inherent to each position, the individual contribution and the experience of each professional. The fixed compensation of Officers includes salaries, contribution to the social security, vacation bonus, thirteenth salary, health care plan (medical and dental), group life insurance and physical check up, among others. The direct and indirect benefits are intended to follow the practices adopted by the market and to recognize the individual contribution.

•
Short-term variable compensation: an annual amount paid in order to align the interests of the executives with those of the Company. This amount is linked to (i) the businesses performance, which is measured through the Economic Value Added (EVA®) metric, and (ii) the achievement of annual individual goals established based on the strategic planning and focused on expansion and operational excellence projects, people development and market positioning, among others.

•
Long-term variable compensation: the purpose of this portion is to align long-term interests of executives and shareholders and to retain executives. The previous program had been effective from 2006 to 2011, with payment in 2012 after verified the achievement of the established goals.  Currently, there are parameters and goals under analysis for the long-term variable compensation program for the new management cycle, which started this year.

•
Share ownership compensation plan: the purpose of the stock ownership plan is to align long-term interests of executives and shareholders and to retain executives. Since 2003 Ultrapar has adopted a stock ownership plan under which the executive receives the beneficial ownership of shares held in treasury for a period of 5 to 10 years, after which the ownership of the shares is effectively transferred, provided that the relationship between the executive and the Company or its subsidiaries has not been interrupted. Participation in the stock ownership plan derives from the function of the executive’s performance, the expectations of future contribution and long-term retention aiming at materializing projects and future results.

•
Post-retirement benefit: aiming at encouraging long-term savings, since 2001 Ultrapar has offered a defined contribution managed by Ultraprev – Associação de Previdência Complementar. Under the terms of this plan, the basic contribution of each executive is calculated by the application of a percentage of his or her salary. Ultrapar contributes, on behalf of the executive, with an amount equal to his or her basic contribution up to the limit of 11% of his or her reference salary. In addition, besides the contribution to the Severance Pay Fund, Ultrapar established in 2010 a planned retirement policy with the purpose of preparing the executive for his or her retirement and to structure succession plans in the Company. The post-retirement benefit resulting from this policy mainly consists in an additional compensation for the termination of the employment relationship by the initiative of the Company. The CEO is not eligible to this policy.

ii.	Proportion of each component in overall compensation

The table below presents the proportion of each component in the overall management compensation in 2012, segregated as described in Item 13.2.

	% in relation to overall compensation paid as
Body	Fixed compensation	Variable compensation	Post-retirement benefit	Benefits due to the interruption in the exercise of the position	Stock-based compensation	Total

Board of Directors	100%	0%	0%	0%	0%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Statutory Officers	41%	38%	9%	0%	12%	100%

iii.	Calculation and adjustment methodology for each compensation component

Board of Directors

•	Fixed compensation: annually reviewed based on market assessments.

Fiscal Council

•	Fixed compensation: annually reviewed based on the compensation of the Statutory Officers. See “Item 13.1.b.i. Description and purpose of each compensation component.”

Officers

Officers’ fixed and short-term variable compensation is set out based on reference to the relevant market, taking into consideration a methodology that attributes value to the position according to factors such as the required expertise, problem solving ability and impact on earnings. The sum of the fixed and short-term variable portions aims at reaching the third quartile of the market in the event of the achievement of 100% of the targets established for variable compensation.

•
Fixed compensation: annually reviewed based on market practices, identified through salary surveys, as well as the evolution of the professional’s experience and responsibility. Benefits are based on market references.

•
Short-term variable compensation: grounded on the concept of profit sharing, this component is calculated based on the Company’s economic performance and on the individual performance, together resulting in a salary multiple. Business performance is measured in relation to economic value added (EVA®) growth targets established for 3 to 4-year periods and annually verified. The individual performance is assessed based on the adherence to annual targets established in accordance with the strategic planning.

•
Long-term variable compensation: a variable compensation based on the performance of the Company’s shares, as measured during a pre-established period. Currently, there are parameters and goals under analysis for a long-term variable compensation program for the new management cycle, which has started this year.

•
Share ownership compensation plan: the amount of shares to be granted to the executives is annually defined by the Board of Directors, and the value attributed to such grant corresponds to the Company’s share price at the granting date. The effect recognized in net earnings corresponds to the total amount of the shares granted accrued over the beneficial ownership period.

•	Post-retirement benefit: reflects the executive’s period in the Company, age and fixed compensation.

iv.	Reasons supporting the composition of the compensation

The Company’s compensation strategy combines short and long-term elements according to the principles of alignment of interests and maintenance of a competitive compensation, in order to retain and adequately compensate our executives in accordance with their responsibilities and the value created for the Company and its shareholders.

c.	Key performance indicators for establishing each compensation component

•	Fixed compensation: the responsibility and complexity inherent to the position, the experience of the professional and market practices.

•	Short-term variable compensation: EVA® growth targets established for each business and for Ultrapar and achievement of individual targets.

•	Long-term variable compensation: the evolution of Ultrapar’s share value (2006-2011 program, paid in 2012).

•	Share compensation plan: evolution of performance and accomplishment of individual goals throughout the years and expectation of future contribution to the Company’s goals.

•	Post-retirement benefit: not linked to performance indicators.

d.	How compensation is structured to reflect the evolution of performance indicators

•	Fixed compensation: from periodic performance assessments.

•	Short-term variable compensation: evolution linked to the progression of the Company’s results under the concept of economic value added (EVA®), subject to the achievement of a minimum pre-set level.

•
Long-term variable compensation: the amount correspondent to the program effective between 2006 and 2011 and paid in 2012 (see “Items 13.1.b.i. and 13.1.b.iii”) was a function of the achievement of the established minimum target linked to the Company’s share price appreciation.

•
Share compensation plan: the potential benefit associated with the stock ownership plan will be vested if the executive remains in the Company in the long term, thus committing to sustained value generation.

e.	Relationship between the compensation policy or practice and the interests of the Company

Ultrapar’s compensation policy and practices aim at short and long-term alignment with the interests of shareholders. Short-term and long-term variable compensation, which is a material portion of the overall compensation, is linked to economic value added growth targets, what is the main interest of shareholders. Variable compensation also strengthens the focus of the executives to the adherence to the strategic growth plan approved by the Board of Directors, with short-term compensation being linked to annual growth goals of value generation and long-term compensation being directly linked to the evolution of the Company’s market value. The stock ownership plan turns executives into shareholders of the Company and is a strong additional element for aligning long-term interests.

f.	Existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling companies

The whole compensation of Ultrapar’s Statutory Officers is supported by its subsidiaries or controlled companies, as a result of their activities as managers of such companies. For a breakdown of the amounts supported by each subsidiary or controlled company and the nature of such payments, see “Item 13.15.

Amounts recorded in the results of the Company’s direct or indirect controlling companies, companies under common control and subsidiaries, as compensation payable to the members of the Company’s Board of Directors, Fiscal Council and Statutory Officers.”

g.	Existence of any compensation or benefit linked to the occurrence of any specific corporate event, such as the transfer of the issuer’s shareholding control

There is no compensation or benefit linked to the occurrence of corporate events.

13.1.	Compensation recognized in the results of 2010, 2011, 2012 and estimated for the fiscal year 2013 to the members of the Board of Directors, the Fiscal Council and the Statutory Officers

Compensation recognized in the fiscal year 2010

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of reais, except for the number of members

Number of members1	8.00	5.00	5.67	18.67

Annual fixed compensation	2,784.0	689.8	9,279.0	12,752.7
Salary	2,320.0	574.8	5,669.6	8,564.4
Direct and indirect benefits	-	-	1,670.2	1,670.2
Participation in committees	-	-	-	-
Others2	464.0	115.0	2,179.6	2,758.6
Variable compensation	-	-	35,296.5	35,296.5
Bonus	-	-	-	-
Profit sharing	-	-	8,796.5	8,796.5
Participation in meetings	-	-	-	-
Commission	-	-	-	-
Others3	-	-	26,500.0	26,500.0
Post-retirement benefit	-	-	4,803.7	4,803.7
Benefits due to the interruption in the exercise of the position	-	-	-	-
Stock-based compensation	-	-	2,438.0	2,438.0

Total compensation	2,784.0	689.8	51,817.1	55,290.8

¹ Number of members according to CVM Official Letter/1/2013.
² Includes social charges under the employer’s responsibility (National Institute of Social Security – INSS), according to CVM Official Letter/1/2013.
³ Amount relates to long-term variable compensation plan. See “13.1.b.i. Description and purpose of each compensation component” and “13.1.b.iii. Calculation and adjustment methodology for each compensation component”.

The higher amount recognized in 2010 and 2011 results was mainly derived from the long-term variable compensation plan of the Statutory Officers related to the five years period between 2006 and 2011, whose objective was to more than double the value of the Company’s share in these five years. Between December 31, 2006 and December 31, 2011 Ultrapar’s shares’ appreciation surpassed the above mentioned goal of value creation to shareholders, presenting a 161% appreciation, as a result of its businesses performance, earnings growth and the planning and execution capability of its strategy. The amounts recognized in 2010 and 2011 for the long-term variable compensation plan were paid in 2012.

Compensation recognized in the fiscal year 2011

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of reais, except for the number of members)

Number of members1	8.67	5.00	6.00	19.67

Annual fixed compensation	3,172.8	777.6	10,570.7	14,521.0
Salary	2,644.0	648.0	6,335.9	9,267.9
Direct and indirect benefits	-	-	1,786.9	1,786.9
Participation in committees	-	-	-	-
Others2	528.8	129.6	2,447.9	3,106.3
Variable compensation	-	-	32,052.6	32,052.6
Bonus	-	-	-	-
Profit sharing	-	-	7,108.0	7,108.0
Participation in meetings	-	-	-	-
Commission	-	-	-	-
Others3	-	-	24,944.7	24,944.7
Post-retirement benefit	-	-	1,946.1	1,946.1
Benefits due to the interruption in the exercese of the position	-	-	-	-
Stock-based compensation	-	-	3,232.2	3,232.2

Total compensation	3,172.8	777.6	47,801.6	51,752.0

¹ Number of members according to CVM Official Letter/1/2013.
² Includes social charges under the employer’s responsibility (National Institute of Social Security – INSS), according to CVM Official Letter/1/2013.
³ Amount relates to long-term variable compensation plan. See “13.1.b.i. Description and purpose of each compensation component” and “13.1.b.iii. Calculation and adjustment methodology for each compensation component”.

The higher amount recognized in 2010 and 2011 results was mainly derived from the long-term variable compensation plan of the Statutory Officers related to the five years period between 2006 and 2011, whose objective was to more than double the value of the Company’s share in these five years. Between December 31, 2006 and December 31, 2011 Ultrapar’s shares’ appreciation surpassed the above mentioned goal of value creation to shareholders, presenting a 161% appreciation, as a result of its businesses performance, earnings growth and the planning and execution capability of its strategy. The amounts recognized in 2010 and 2011 for the long-term variable compensation plan were paid in 2012.

Compensation recognized in the fiscal year 2012

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of reais, except for the number of members)

Number of members1	9.00	3.67	6.00	18.67

Annual fixed compensation	3,798.4	597.9	11,491.5	15,887.8
Salary	2,944.0	498.3	6,906.0	10,348.3
Direct and indirect benefits	-	-	1,942.7	1,942.7
Compensation for the participation in committees	221.3	-	-	221.3
Others2	633.1	99.7	2,642.8	3,375.6
Variable compensation	-	-	10,503.4	10,503.4
Bonus	-	-	-	-
Profit sharing	-	-	10,503.4	10,503.4
Compensation for the participation in meetings	-	-	-	-
Commission	-	-	-	-
Others	-	-	2,509.2	2,509.2
Post-retirement benefit	-	-	-	-
Benefits due to the interruption in the exercese of the position	-	-	-	-
Stock-based compensation	-	-	3,337.0	3,337.0

Total compensation	3,798.4	597.9	27,841.1	32,237.4

¹ Number of members according to CVM Official Letter/1/2013.
² Includes social charges under the employer’s responsibility (National Institute of Social Security – INSS), according to CVM Official Letter/1/2013.

The lower amount recognized in 2012, compared with 2011, is mainly derived from the termination of the long-term variable compensation plan of the Statutory Officers related to the five years period between 2006 and 2011, whose objective was to more than double the value of the Company’s share. The amounts related to this plan were provisioned in 2010 and 2011 and paid in 2012, as a result of the accomplishment of the established target. Currently, there are parameters and goals under analysis for a long-term variable compensation program for the new management cycle, which started this year.

Estimated compensation for the fiscal year 2013

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of reais, except for the number of members)

Number of members1	9.00	3.00	6.00	18.00

Annual fixed compensation	4,516.4	547.2	12,040.1	17.103,7
Salary	3,184.0	456.0	7.167.2	10,807.2
Direct and indirect benefits	-	-	2,100.1	2,100.1
Participation in committees	378.6	-	-	378.6
Others2	953.8	91.2	2,772.8	3,817.8
Variable compensation	-	-	13,620.7	13,620.7
Bonus	-	-	-	-
Profit sharing	-	-	11,169.6	11,169.6
Compensation for the participation in meetings	-	-	-	-
Commission	-	-	-	-
Others	-	-	2,451.1	2,451.1
Post-retirement benefit	-	-	2.573,6	2.573,6
Benefits due to the interruption in the exercese of the position	-	-	-	-
Stock-based compensation	-	-	3,766.4	3,766.4

Total compensation	4,516.4	547.2	32.000,8	37.064,3

¹ Number of members according to CVM Official Letter/1/2013.
² Includes social charges under Company’s responsibility (National Institute of Social Security – INSS) according to CVM Official Letter/1/2013.

13.3.	Variable compensation in the fiscal years of 2010, 2011 and 2012 and estimated compensation for the fiscal year 2013 of the Board of Directors, the Fiscal Council and the Statutory Officers

	Board of Directors	Fiscal Council	Statutory Officers
(in thousands of reais, except for the number of members)

Number of members 2010	8.00	5.00	5.67
Number of members 2011	8.67	5.00	6.00
Number of members 2012	9.00	3.67	6.00
Number of members 2013	9.00	3.00	6.00
Related to Bonus:
Minimum amount set out in the compensation plan	N/A	N/A	N/A
Maximum amount set out in the compensation plan	N/A	N/A	N/A
Amount set out in the compensation plan, upon achievement of the targets established	N/A	N/A	N/A
Amount effectively recognized results	N/A	N/A	N/A
Related to profit sharing:
Minimum amount set out in the compensation plan	N/A	N/A	Zero
Maximum amount set out in the compensation plan	N/A	N/A	Ps¹
Amount set out in the compensation plan for 2010, upon achievement of the goals established	N/A	N/A	9,182.9
Amount effectively recognized in 2010 results	N/A	N/A	8,796.5
Amount set out in the compensation plan for 2011, upon achievement of the goals established	N/A	N/A	9,918.6
Amount effectively recognized in 2011 results	N/A	N/A	7,108.0
Amount set out in the compensation plan for 2012, upon achievement of the goals established	N/A	N/A	10,918.0
Amount effectively recognized in 2012 result	N/A	N/A	10,503.4
Amount set out in the compensation plan for 2013, upon achievement of the goals established	N/A	N/A	11,169.6
Amount to be recognized in 2013 result	N/A	N/A	11,169.6

¹ For the portion related to individual performance, the evaluation typically ranges from 80% to 120% of the established targets. As for the portion related to financial performance, the evaluation is directly linked to the value created in the year, as measured by EVA®. Therefore, there is no maximum value foreseen or approved in the compensation plan. If the targets established for 2013 are met, we estimate the amount of R$ 11,169,6 thousand as profit sharing.

13.4.	Description of the share compensation plan for the Statutory Officers

a.	General terms and conditions

Since 2003 Ultrapar has adopted a stock ownership plan under which the executive receives the beneficial ownership of shares held in treasury for a period of 5 to 10 years, after which the ownership of the shares is effectively transferred, provided that the relationship between the executive and the Company or its subsidiaries has not been interrupted. The amount of shares to be granted in the stock ownership plan and the selected executives are set by the Board of Directors, with no obligation of an annual grant. The total amount of shares to be used in the stock ownership plan is subject to the existence of such shares in treasury. Ultrapar’s Board of Directors does not have a stock ownership plan.

Ultrapar does not have an active stock ownership option plan.

b.	Primary purposes of the plan

See “Item 13.1.e. Relationship between the compensation policy or practice and the interests of the Company”.

c.	How the plan contributes to the achievement of the purposes

See “Item 13.1.e. Relationship between the compensation policy or practice and the interests of the Company”.

d.	How the plan fits into the Company’s compensation policy

See “Item 13.1.e. Relationship between the compensation policy or practice and the interests of the Company”.

e.	How the plan aligns the management’s and Company’s interests

See “Item 13.1.e. Relationship between the compensation policy or practice and the interests of the Company”.

f.	Maximum number of shares

The total number of shares to be granted under the stock ownership plan is subject to the existence of such shares in treasury. Currently, the number of shares held in treasury is 7,971,556. For information on the shares already granted to the Company’s Statutory Officers, see “Item 13.6. Share compensation plan - information on shares granted to the Statutory Officers”.

g.	Maximum number of options to be granted

Not applicable.

h.	Conditions for acquisition of shares

Shares are granted to executives in amounts previously set out by the Board of Directors. These shares will remain in treasury for a period that may range from 5 to 10 years, a period in which the executive has only the beneficial ownership of the shares. The obtainment of the effective ownership of the shares depends on the completion of the mentioned term and on the maintenance of the relationship between the executive and the Company or its subsidiaries during such period.

i.	Criteria for setting the acquisition or exercise price

Not applicable.

j.	Criteria for setting the exercise period

Not applicable.

k.	Settlement method

Not applicable.

l.	Restrictions to the transfer of shares

The shares granted to executives remain in the Company’s treasury for a term that can range from 5 to 10 years, period in which the executive holds the beneficial ownership of such shares, but not their effective ownership. Shares can only be freely traded after the termination of the mentioned term and, therefore, upon the obtainment of the effective ownership of the shares. See “Item 13.6. Share compensation plan – information on shares granted to the Statutory Officers.”

m.	Criteria and events which, upon verification, will trigger suspension, modification or cancellation of the plan

Not applicable.

n.	Effects of the withdrawal of a member from the Company’s management bodies on the rights set forth in the share compensation plan

The effective obtainment of the effective ownership of the shares is subject to the maintenance of the professional relationship between the executive and the Company or its subsidiaries during the period established in the contract.

13.5.
Number of shares and any other securities convertible into shares issued by the Company, its direct or indirect controlling shareholders, controlled companies or companies under common control, whether directly or indirectly by members of the Board of Directors, the Fiscal Council or the Statutory Executive Officers

The table below presents the direct or indirect shares held by the current members of the Board of Directors, the Fiscal Council and the Statutory Officers as of December 31st, 2012.

	Total	%
	(number of shares)

Board of Directors	60,603,870	11%
Direct participation	3,663,264	1%
Indirect participation	56,940,606	10%
Through Monteiro Aranha S.A.¹	1,365,588	0%
Through Ultra S.A.²	55,575,018	10%
Fiscal Council	-	0%
Direct participation	-	0%
Indirect participation	-	0%
Statutory Officers	1,333,101	0%
Direct participation	1,333,101	0%
Indirect participation	-	0%
Total	61,936,971	11%

Shares representing the capital	544,383,996	100%

¹ The participation of Mr. Olavo Egydio Monteiro de Carvalho differs from that informed in the form “Valores Mobiliários e Negociados e Detidos” filed on CVM, once the latter does not include his indirect participation through Monteiro Aranha S.A.
² Shares issued by Ultrapar owned indirectly by the executive through participation in Ultra S.A. capital

13.6.	Share compensation plan - information about shares granted to the Statutory Officers

Since 2003, Ultrapar has adopted a stock ownership plan to the Statutory Officers and the non-statutory officers under which the executive receives the beneficial ownership of shares held in treasury for a period of 5 to 10 years, after which the ownership of the shares is effectively obtained, provided that the relationship between the executive and the Company or its subsidiaries has not been interrupted. Ultrapar’s Board of Directors does not have a stock ownership plan. In addition, Ultrapar does not have an active stock option plan. The table below presents a summary of the information on shares granted to Statutory Officers by December 31, 2012:

Body	Statutory Officers
Number of members	6.00
Granting date1	18-dec-03	4-oct-04	14-dec-05	9-nov-06	12-dec-07	8-oct-08	16-dec-09	10-nov-10	7-nov-12
Number of shares granted2	239,200	94,300	20,000	133,600	100,000	496,000	40,000	140,000	70,000
Period for the share effective ownership to be transferred	nov-2013	sep-2014	nov-2015	oct-2016	1/3 in nov-2012	1/3 in sep-2013	1/3 in nov-2014	1/3 in oct-2015	1/3 in oct-2017
					1/3 in nov-2013	1/3 in sep-2014	1/3 in nov-2015	1/3 in oct-2016	1/3 in oct-2018
					1/3 in nov-2014	1/3 in sep-2015	1/3 in nov-2016	1/3 in oct-2017	1/3 in oct-2019
Price assigned to the shares granted (R$)2	7.58	10.20	8.21	11.62	16.17	9.99	20.75	26.78	42.90

1 Includes shares granted from 2004 to 2008 to certain officers who were not Statutory Officers at the granting date
2 The number and the price of shares granted were adjusted to reflect the stock split of the shares issued by the Company at a ratio of 1 existing share to 4 shares approved by extraordinary general meeting in February 10th, 2011.

Assuming that the amount of shares granted follows the average of the last five years, we estimate that approximately 150 thousand additional shares will be granted to Statutory Officers in 2013, considering that the number of shares was adjusted to reflect the stock split of the shares issued by the Company at a ratio of 1 existing share to 4 shares, approved by extraordinary general meeting in February 10th, 2011.

13.7.	Stock options outstanding

Ultrapar does not have a stock option plan opened.

13.8.	Stock options exercised and shares granted in connection with the share remuneration plan of the Statutory Officers

In relation to the share compensation plan, in 2010 (i) the beneficial ownership of 140,0001 shares was granted to Statutory Officers and (ii) there was no transfer of the effective ownership of shares. In 2011, no beneficial ownership of shares was granted to the Statutory Board´s members and there was no transfer of the effective ownership of shares. In 2012, (i) the beneficial ownership of 70,000 shares  was granted to Statutory Officers and (ii) the effective ownership of 33,344 shares was transferred to Statutory Officers, related to shares with beneficial ownership granted in 2007. Additionally, Ultrapar does not have an opened stock option plan.

1 The number of shares was adjusted to reflect the stock split of the shares issued by the Company at a ratio of 1 existing share to 4 shares approved by extraordinary general meeting in February 10th, 2011.

13.9.	Information necessary for the understanding of items 13.6 to 13.8

The price assigned to the shares granted corresponds to the Company’s share price at the granting date, retroactively adjusted to reflect the stock split of the shares issued by the Company at a ratio of 1 existing share to 4 shares approved by extraordinary general meeting in February 10th, 2011. Ultrapar does not have an active stock option plan.

13.10.	Pension plans of the members of the Board of Directors and Statutory Officers

Body	Board of Directors	Statutory Officers

Number of members	9.00	6.00
Name of the Plan	N/A	ULTRAPREV – Associação de Previdência Complementar – Defined Contribution Plan
Number of members who qualify for retirement¹	N/A	4
Conditions for early retirement	N/A	- 55 years old - Minimum 5 years of employment with the sponsor - Minimum 5 years of participation in the plan - Termination of employment with the sponsor
Adjusted amount of the accumulated contributions to the private pension plan until the end of the last fiscal year, reduced by the portion related to contributions made directly by the members ² (in thousand of reais)	N/A	7,546.13
Accumulated total amount of the contributions made during the last fiscal year, reduced by the portion related to the contributions made directly by the members (in thousand of reais)	N/A	557.81
Possibility and conditions for early redemption	N/A	The plan includes an option of redemption upon termination of employment, even if not all conditions for retirement are met

¹ Managers who meet the conditions of age, period of employment and period of participation in the plan. Termination of employment is required for retirement.
² Total amount of the contributions made by the sponsor since adhesion to the plan, plus return.

13.11.	Maximum, minimum and average compensation of the Board of Directors, Fiscal Council and Statutory Officers in 2010, 2011 and 2012

2010
Body	Statutory Officers	Board of Directors	Fiscal Council

	(in thousands of reais, except for the number of members)
Number of members	5.67	8.00	5.00
Highest individual compensation	5,456.9	1,005.6	144.0
Lowest individual compensation	2,464.6	225.6	133.9
Average individual compensation	4,465.1	348.0	138.0

2011
Body	Statutory Officers	Board of Directors	Fiscal Council

	(in thousands of reais, except for the number of members)
Number of members	6.00	8.67	5.00
Highest individual compensation	5,201.5	1,080.0	162.3
Lowest individual compensation	2,456.9	244.8	151.0
Average individual compensation	3,809.5	366.0	155.5

2012
Body	Statutory Officers	Board of Directors	Fiscal Council

	(in thousands of reais, except for the number of members)
Number of members	6.00	9.00	3.67
Highest individual compensation	6,560.8	1,176.0	177.4
Lowest individual compensation	3,009.2	266.4	168.2
Average individual compensation	4,640.2	392.5	162.9

The information relating to Statutory Officers excludes the long-term variable compensation plan, related to the five years period between 2006 and 2011, which was recorded in 2010 and 2011, and paid in 2012. This compensation was the result of the value of the share at the end of 2011, which surpassed the objective of more than doubling the value of the share between 2006 and 2011, generating significant returns to Ultrapar’s shareholders. If the amount recorded in 2010 and 2011 related to the long-term variable compensation was included, the amount of the highest, average and lowest compensations of the Statutory Officers would be R$ 20,297 thousand, R$ 9,139 thousand and R$ 2,465 thousand, respectively, in 2010, and, R$ 18,060 thousand, R$ 7,967 thousand and R$ 4,257 thousand, respectively, in 2011.

The lowest individual compensations of Statutory Officers in 2010, of the Board of Directors in 2011 and of the Fiscal Council in 2012 exclude the members who remained in office for less than 12 months in the respective management bodies.

13.12.	Agreements, insurance policies or other instruments that provide for compensation or indemnification mechanisms for the management in the event of removal from position or retirement

In addition to the contribution to the Severance Pay Fund, Ultrapar implemented in 2010 a planned retirement policy in order to prepare each executive to retirement and to structure succession plans in the Company. The post-retirement benefit resulting from this policy, mainly consists in an additional compensation for the termination of the employment relationship by the initiative of the Company, equivalent to 0.5 of the monthly salary for each year of relationship with the Company, up to 9 monthly salaries. The CEO is not eligible to this policy.

13.13.
Percentage of the overall compensation payable to each body recognized in the Company’s results related to the members of the Board of Directors, the Fiscal Council or the Statutory Officers who are related parties of the controlling shareholders

Prior to the Conversion, Ultra S.A. held 66% of the Company’s common shares. After the Conversion, Ultra S.A. became holder of 24% of Ultrapar’s common and total capital. As a result, Ultrapar no longer has a controlling shareholder as defined in Article 116 of the Brazilian Corporate Law. However, on August 16th, 2011, Ultra S.A. signed a participation contract with BM&FBOVESPA as the shareholder that exercises the control of the Ultrapar, as defined in the Novo Mercado regulation.

The percentage of the compensation of members of the Board of Directors and of the Statutory Officers who are related parties of Ultra S.A. Participações on the overall compensation paid to such bodies were 60% and 39%, respectively, in 2010, 56% and 38%, respectively, in 2011 and 55% and 24%, respectively, in 2012.

13.14.
Amounts recognized in the Company’s results as compensation to members of the Board of Directors, the Fiscal Council or the Statutory Officers, aggregated by body, for any reason other than the position held by such members

The members of the Board of Directors, the Fiscal Council and the Statutory Officers did not receive any compensation other than the compensation for to the position held by such members in the Company or in its subsidiaries, except for a member of the Board of Directors who provided services to Oxiteno in the total amount of R$ 36 thousand in 2010, 2011 and 2012.

13.15.
Amounts recognized in the results of the Company’s direct or indirect controlling companies, companies under common control and subsidiaries, as compensation to the members of the Company’s Board of Directors, the Fiscal Council or the Statutory Officers in 2010, 2011 and 2012.

The whole compensation of Statutory Officers is supported by subsidiaries or controlled companies as a result of to their activities as managers of such companies. Total compensation of the Board of Directors and of the Fiscal Council is supported by the Company.

Statutory Officers - 2010
(in thousand of reais)	Companhia Ultragaz S.A.	Bahiana Distribuidora de Gás Ltda	Utingás Armazenadora S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Oxiteno Nordeste S.A. Indústria e Comércio	Terminal Químico de Aratu S/A Tequimar	Total

Annual fixed compensation	1,920.2	1,426.6	121.0	1,961.0	718.2	1,767.8	753.3	611.0	9.279.0
Salary	1,156.2	893.9	70.2	1,200.4	432.7	1,050.1	478.4	387.6	5,669.6
Direct and indirect benefits	764.0	532.7	50.7	760.5	285.5	717.6	274.9	223.4	3,609.3
Variable compensation	9,065.8	1,344.0	-	11,797.4	477.3	8,193.2	799.4	3.619.3	35,296.5
Profit sharing	2,180.4	1,344.0	-	1,520.8	477.3	1,432.6	799.4	1,041.9	8,796.5
Others	6,885.3	-	-	10,276.7	-	6,760.6	-	2,577.4	26,500.0
Post-retirement benefit	1,502.0	85.2	6.8	1,109.1	40.7	1,205.0	47.7	807.2	4,803.7
Benefits due to the interruption in the exercise of the position	-	-	-	-	-	-	-	-	-
Stock-based compensation	1,122.0	-	-	702.3	-	447.1	-	166.7	2,438.0
Total compensation	13,609.9	2,855.8	127.7	15,569.8	1.236.2	11,613.0	1,600.4	5,204.2	51,817.1

Statutory Officers - 2011
(in thousand of reais)	Companhia Ultragaz S.A.	Bahiana Distribuidora de Gás Ltda	Utingás Armazenadora S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Oxiteno Nordeste S.A. Indústria e Comércio	Terminal Químico de Aratu S/A Tequimar	Total

Annual fixed compensation	2,165.2	1,591.8	123.0	2,110.0	755.9	1,926.4	908.7	989.7	10,570.7
Salary	1,258.7	968.6	70.2	1,297.7	439.6	1,135.2	575.1	590.8	6,335.9
Direct and indirect benefits	906.5	623.2	52.8	812.3	316.3	791.2	333.6	398.9	4,234.8
Variable compensation	5,609.3	962.4	-	15,613.8	395.4	5,202.7	756.6	3,512.4	32,052.6
Profit sharing	1,109.2	962.4	-	1,780.6	395.4	1,308.6	756.6	795.2	7,108.0
Others	4,5001.3	-	-	13,833.2	-	3,894.1	-	2,717.2	24,944.7
Post-retirement benefit	621.5	100.4	7.4	452.3	45.1	415.7	56.7	247.2	1,946.1
Benefits due to the interruption in the exercise of the position	-	-	-	-	-	-	-	-
Stock-based compensation	1,435.6	-		702.3		656.1		438.2	3,232.2
Total compensation	9,831.6	2,654.7	130.4	18,878.3	1,196.4	8,200.9	1,721.9	5,187.5	47,801.6

Statutory Officers - 2012
(in thousand of reais)	Companhia Ultragaz S.A.	Bahiana Distribuidora de Gás Ltda	Utingás Armazenadora S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Oxiteno Nordeste S.A. Indústria e Comércio	Terminal Químico de Aratu S/A Tequimar	Total

Annual fixed compensation	2,341.9	1,727.4	121.7	2,318.3	798.9	2,080.5	985.1	1,117.8	11,491.5
Salary	1,372.1	1,054.1	70.2	1,411.4	478.4	1,235.3	626.4	658.1	6,906.0
Direct and indirect benefits	969.8	673.3	51.4	906.9	320.5	845.2	358.6	459.8	4,585.5
Variable compensation	2,336.5	1,657.1	-	2,148.9	494.5	2,011.9	1,008.3	846.2	10,503.4
Profit sharing	2,336.5	1,657.1	-	2,148.9	494.5	2,011.9	1,008.3	846.2	10,503.4
Others	-		-	-	-	-	-	-	-
Post-retirement benefit	755.8	105.0	7.3	541.5	49.2	531.1	61.7	457.7	2,509.2
Benefits due to the interruption in the exercise of the position	-	-	-	-	-	-	-	-	-
Stock-based compensation	1,494.2	-	-	702.3	-	652.2	-	488.4	3,337.0
Total compensation	6,928.3	3,489.5	128.9	5,711.0	1,342.5	5,275.7	2,055.0	2,910.2	27,841.1

13.16.	Other information deemed relevant by the issuer

As part of the Conversion, and the consequent dispersion of the voting capital, Ultrapar’s new bylaws approved on August 17th, 2011 provided for the establishment of a Compensation Committee, which was formally established on November 9th, 2011. Pursuant to the Company’s Bylaws, the Compensation Committee shall be comprised of three (3) members of the Board of Directors, two (2) of which shall be Independent Directors, in accordance with the Novo Mercado regulation. The Compensation Committee shall: (i) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the compensation policy and other benefits of the Company and its controlled companies; (ii) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting; (iii) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and (iv) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans. In accordance with the responsibilities above, the strategy, the parameters and guidelines adopted in the compensation policy of the directors and executive officers and senior employees of the Company where presented to the Compensation Committee in the meeting in which it was established, where discussed and approved by the Compensation Committee. The members of the Compensation Committee expressed favorable opinion on the global proposal received from the Chief Executive Officer and decided to forward it to the Chairman, to call and approval of the shareholders’ general meeting of 2013.

ANNEX VI - ITEMS 12.6 TO 12.10 AND 12.12 OF THE REFERENCE FORM

12.	Annual General Meeting and Management

12.6.	Information about the candidates for the Board of Directors and the Fiscal Council indicated or supported by the management

Board of Directors
Name	Age	Profession	CPF	Elective position to be held	Expected election and investiture date	Term of office	Other positions held in the issuer

Paulo Guilherme Aguiar Cunha	73	Engineer	008.255.498-68	Board of Directors (Effective)	04/10/13	Until 2015 AGM	-
Lucio de Castro Andrade Filho	67	Engineer	061.094.708-72	Board of Directors (Effective)	04/10/13	Until 2015 AGM	-
Ana Maria Levy Villela Igel	70	Translator and interpreter	513.400.208-82	Board of Directors (Effective)	04/10/13	Until 2015 AGM	-
Renato Ochman	53	Lawyer	375.739.690-15	Board of Directors (Effective - Independent)	04/10/13	Until 2015 AGM	-
Nildemar Secches	64	Engineer	589.461.528-34	Board of Directors (Effective - Independent)	04/10/13	Until 2015 AGM	-
Paulo Vieira Belotti	80	Engineer	001.388.357-72	Board of Directors (Effective - Independent)	04/10/13	Until 2015 AGM	-
Olavo Egydio Monteiro de Carvalho	71	Engineer	007.260.107-82	Board of Directors (Effective - Independent)	04/10/13	Until 2015 AGM	-
Pedro Wongtschowski	66	Engineer	385.585.058-53	Board of Directors (Effective)	04/10/13	Until 2015 AGM	-
Ivan de Souza Monteiro	52	Engineer	667.444.077-91	Board of Directors (Effective - Independent)	04/10/13	Until 2015 AGM	-

Fiscal Council
Name	Age	Profession	CPF	Elective position to be held	Expected election and investiture date	Term of office	Other positions held in the issuer

Flavio César Maia Luz	61	Engineer	636.622.138-34	Member of Fiscal Council (Effective)	04/10/13	Until 2014 AGM	-
Mario Probst	59	Business administrator and accountant	029.415.318-74	Member of Fiscal Council (Effective)	04/10/13	Until 2014 AGM	-
José Reinaldo Magalhães	57	Bank employee	227.177.906-59	Member of Fiscal Council (Effective)	04/10/13	Until 2014 AGM	-
Márcio Augustus Ribeiro	58	Engineer	006.211.088-80	Member of Fiscal Council (Alternate)	04/10/13	Until 2014 AGM	-
Pedro Ozires Predeus	68	Accountant	005.474.508-00	Member of Fiscal Council (Alternate)	04/10/13	Until 2014 AGM	-
Sérgio Paulo Silva	69	Bank employee	011.664.506-78	Member of Fiscal Council (Alternate)	04/10/13	Until 2014 AGM	-

12.7.
Information about  the  members of statutory committees, the  audit  committee, the  risk  committee, the  finance committee and  the  remuneration  committee, even if such  committees or structures are  not established by the Bylaws

The Compensation committee was installed by the Board of Directors at the meeting held on November 9th, 2011. Mr. Lucio de Castro Andrade Filho, Mr. Thilo Mannhardt and Mr. Nildemar Secches were appointed as members of this committee. On May, 2nd 2012, Mr. Thilo Mannhardt was elected the Chief Executive Officer of the Company, with term of office starting from January 1st, 2013. Currently, the position of member of the Compensation Committee formerly held by Mr. Thilo Mannhardt until December 31st, 2012 is vacant until the meeting of the Board of Directors that will elect the third member of the Compensation Committee. All current members of the Compensation Committee declared to conform and accept the functions relating the position for which they were elected until the end of their term as members of the Board of Directors for which they were elected. Since the members of the Compensation Committee are also members of the Board of Directors, the information on such members is already described in items 12.6 and 12.8.

12.8.	Information about the management and members of the Fiscal Council, providing:

a.	Résumé

i.	Main professional experience over the last 5 years

Board of Directos

Paulo Guilherme Aguiar Cunha

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Chairman of the Board of Directors (1998-current)	Holding engaged in fuel distribution, chemicals and storage for liquid bulk
Ultra S.A. Participações	• Chairman of the Board of Directors (1999-current)	Holding that owns 24% of Ultrapar’s shares
FIESP – Federação das Indústrias do Estado de São Paulo	• Member of the Superior Council of Economy (1986-current) • Member of the Consultative Council of Industry (1999-current) • Member of the Strategic Superior Council (2008-current)	Entity that represents the industries of the state of São Paulo
Monteiro Aranha S.A.	• Member of the Board of Directors (1997-current)	Holding company with shareholding position higher than 5% of the Company’s common shares
Insper São Paulo	• Board member of the Consultative Council (1999-current)	Education
IPT– Instituto de Pesquisas Tecnológicas	• Member of the Advisory Council (2000-2006) • Member of the Advisory Council (2007-current)	Technological research institute
PUC – RJ	• Member of the Development Board (2004-current)	Education
IEDI – Instituto de Estudos para o Desenvolvimento Industrial	• Founder and member of the Board of Directors (1990-current)	Private institute for studies on the industry and national development

Lucio de Castro Andrade Filho

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Vice-President (1982-2006) • Vice-chairman of the Board of Directors (1998-current)	Holding engaged in fuel distribution, chemicals and storage for liquid bulk
Ultra S.A. Participações	• Officer (1982-current) • Member of the Board of Directors (1982-current)	Holding that owns 24% of Ultrapar’s shares
Associação Arte Despertar	• Board member of the Consultative Council (2005-2009)	Education
Green Capital	• Board member of the Consultative Council (2009-current)	Management of private equity funds

Ana Maria Levy Villela Igel

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Board of Directors (1999-current)	Holding engaged in fuel distribution, chemicals and storage for liquid bulk
Ultra S.A. Participações	• Member of the Board of Directors (1988-current)	Holding that owns 24% of Ultrapar’s shares
Ação Comunitária do Brasil	• President (2006-2009)	Education and Culture

Renato Ochman

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Board of Directors (2001-current)	Holding engaged in fuel distribution, chemicals and storage for liquid bulk
Grendene S.A.	• Member of the Board of Directors (2004-current)	Producer of synthetic footwear
Ochman, Real Amadeo Advogados Associados	• Partner	Law office
GVLaw/Fundação Getulio Vargas/SP	• Visiting Professor	Education
Escola Graduada de São Paulo – Graded School	• Member of the Board	Education
Unicasa Indústria de Móveis S.A.	• Member of the Board (2012–current)	Company engaged in the production of furniture
Ordem dos Advogados do Brasil (Seção São Paulo e Rio Grande do Sul)	• Member	Lawyers association

Nildemar Secches

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Board of Directors (2002-current)	Holding engaged in fuel distribution, chemicals and storage for liquid bulk
Brasil Foods S.A.	• Chief Executive Officer (1995-2008) • Chairman of the Board of Directors (2007- current)	Company with operations in the food segment
Weg S.A.	• Member of the Board of Directors (1997- current) • Chairman of the Board of Directors (2004-2008)	Manufacturing and trading of engines, electrical equipment and coatings
Suzano Papel e Celulose	• Member of the Board of Directors (2008- current)	Pulp and paper industry
Grupo Iochpe-Maxion	• Member of the Board of Directors (2004-current)	Industrial holding

Paulo Vieira Belotti

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Board of Directors (1998-current)	Holding engaged in fuel distribution, chemicals and storage for liquid bulk

Olavo Egydio Monteiro de Carvalho

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Board of Directors (2002-current)	Holding engaged in fuel distribution, chemicals and storage for liquid bulk
Associação Comercial do Rio de Janeiro	• President (2005-2009)	Trade association
Conselho Empresarial Rio 2016	• President of the Board (2007-current)	Leadership among businesspeople to raise funds and support the election of Rio de Janeiro as the host city of 2016 Olympic games
Monteiro Aranha S.A.	• Chairman of the Board of Directors (1996-current)	Holding company with shareholding position higher than 5% of the Company’s common shares
Geociclo Biotecnologia S.A.	• Chairman of the Board of Directors (current)	Environmental solutions for the treatment of organic and minerals wastes, producing organic fertilizers
Conselho Municipal de Desenvolvimento – COMUDES	• Member of the Board (2009- current)
Institution focused on the discussion and the
improvement of projects that aim at the economic and social development of the city of Rio de Janeiro and on the monitoring of the implementation of these projects

Klabin S.A.	• Member of the Board of Directors (1979-current)	Production, export and recycling of paper
Agência Rio-Negócios	• Member of the Management Board (2010-current)	Investment and promotion agency created to promote the economic and commercial potential of the city, consolidating Rio de Janeiro as a major world business center

Ivan de Souza Monteiro

Company	Position	Main activity of the company
Banco do Brasil S.A.	• Vice President of Financial Management and Investor Relations (2009-current) • Commercial Director (2009)	Financial Institution
Fundo de Pensão do Funcionários do Banco do Brasil - PREVI	• Member of the Board (2009 – current)	Private pension fund of employees of Banco do Brasil
CPFL Energia S.A.	• Member of the Board of Directors (2011-current)	Company that operates in the energy sector
MAPFRE BB SH2 Participações S.A.	• Alternate member of the Board of Directors (2011-current)	Holding company with operations in the insurance segment

Pedro Wongtschowski

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Board of Directors (2013-current) • Chief Executive Officer (2007-2012)	Holding engaged in fuel distribution, chemicals and storage for liquid bulk
Ultra S.A. Participações	• Officer (current)	Holding that owns 24% of Ultrapar’s shares
Cia. Ultragaz S.A.	• Member of the Board of Directors (1995-2012)	Holding (part of the Company’s economic group)
Ultracargo Operações Logísticas e Participações Ltda	• Chief Executive Officer (2007-2012)	Holding (part of the Company’s economic group)
Terminal Químico de Aratu S.A. – Tequimar	• Member of the Board of Directors (2000-2012)	Storage for liquid bulk (part of the Company’s economic group)
Ipiranga Produtos de Petróleo S.A.	• Chairman of the Board of Directors (2009-2012)	Fuel distribution (part of the Company’s economic group)
APLA – Associação Química e Petroquímica Latino Americana	• President (2010-2012) • Board member of the Consultative Council (2012 – current)	Chemical and petrochemical industry association
ABIQUIM – Associação Brasileira da Indústria Química	• Board member of the Consultative Council (current)	Chemical industry association
ANPEI – Associação Nacional de Pesquisa e Desenvolvimento das Empresas Inovadoras	• Chairman of the Board (current)	Entity representing innovative companies
CNPEM – Centro Nacional de Pesquisa em Energia e Materiais	• Chairman of the Board of Directors (current)	Association of scientific and technological development - National Laboratories
FIESP – Federação das Indústrias do Estado de São Paulo	• Board Member of Technology and Competitiveness (current)	Federation of Industries of São Paulo
CIRJ – Centro Industrial do Rio de Janeiro	• Board Member (current)	Private organization of business representation
CNI-Confederação Nacional das Indústrias	• Member of Steering Committee for Innovation (current)	Organization that defends the interests of the Brazilian industry towards the development of the productive sector and the country itself.

Fiscal Council

Effective members

Flavio César Maia Luz

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• President of the Fiscal Council (2005-current)	Holding engaged in fuel distribution, chemicals and storage for liquid bulk
CTEEP S.A.	• Member of Fiscal Council (2012-current)	Company that operates in the energy sector
Senior Solution S.A.	• Member of the Board of Directors (2012-current)	Company that develops systems to meet the needs of financial institutions
Doing Business Consultoria Empresarial Ltda.	• Managing Partner (2010-current)	Boutique business and corporate finance
Cofra Latin America – Grupo C&A	• Corporate and Financial Vice president (2001-2010)	Investments holding in the retail, financial and real estate segments in Latin America
Banco Ibi S.A.	• Chief Executive Officer (2009)	Multiple bank with authorization to operate with the commercial and credit portfolios, finance and investment

Mario Probst

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Fiscal Council (2005-current)	Holding engaged in fuel distribution, chemicals and storage for liquid bulk
Odontoprev S.A.	• Member of the Fiscal Council (2007 - current)	Publicly traded company that provides dental plans
Gafisa S.A.	• Secretary of the Audit Committee (2007-2009)	Publicly traded company involved in the real estate sector
Banco Ibi S.A.	• Alternate member of the Fiscal Council (2007-2009)	Multiple bank with authorization to operate with the commercial and credit portfolios, finance and investment
Companhia Brasileira de Distribuição	• Member of the Fiscal Council (2009-current)	Publicly traded company in the retail sector
Via Varejo S.A.	• Member of the Fiscal Council (2010-2012)	Publicly traded company in the retail sector
KPMG Auditores Independentes	• Partner, currently retired	Auditing

José Reinaldo Magalhães

Company	Position	Main activity of the company
BR - Investimentos	• Manager Private Equity Fund (2010-current)	Private equity firm in Brazil
Fundo de pensão dos funcionários do Banco do Brasil – PREVI	• Statutory officer (2006-2008)	Private pension fund of employees of Banco do Brasil
Embraer S.A.	• Member of the Board of Directors (2006-2009)	Public traded company that manufacture aircraft
ABRAPP - Associação Brasileira da Entidades Fechadas de Previdência Complementar	• Member effective (2006-2008)	Brazilian complementary pension companies association
Principles for Responsible Investment (PRI)	• Member of the Board (2006-2008)	Initiative that aims at integrating environmental, social and governance to investments

Alternate members

Márcio Augustus Ribeiro

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council (2007-atual)	Holding engaged in fuel distribution, chemicals and storage for liquid bulk
Frigorífico Prieto Ltda.	• Administration and finance director (2008-2010)	Food segment
Sobral Invicta S.A.	• Administration and finance director (2002-2008)	House wares producer

Pedro Ozires Predeus

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council (2005-current)	Holding engaged in fuel distribution, chemicals and storage for liquid bulk
Grupo Iochpe-Maxion	• Member of the Audit Committee (2005-current)	Industrial holding
PriceWaterhouseCoopers	• Retired partner (2004-current)	Audit
Aços Villares from Grupo Gerdau	• Member of the Fiscal Council (2008-2009)	Publicly traded company that operates in steel sector
Religious and social assistance organization	• Member of Deliberative and Fiscal Council (2004-2012)	-

Sérgio Paulo Silva

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council (2010-current)	Holding engaged in fuel distribution, chemicals and storage for liquid bulk
Usiminas S.A.	• Alternate member of the Fiscal Council (2007-2010)	Publicly traded company that operates in steel sector
BB Gestão de Recursos - Distribuidora de Títulos e Valores Mobiliários S.A.	• Member of the Fiscal Council (2008-2012)	Third party resources management and investment funds administration of the customers of Banco do Brasil
Banco Popular do Brasil	• Alternate member of the Fiscal Council (2009-2012)	Financial institution focused on low income individuals
Cooperforte Ltda.	• State Manager – MG (1998-current)	Saving and Mutual Credit Cooperative of the Employees of Federal Public Financial Institutions

i.	Management positions, currentely, of formerly held, in publicly traded companies

Board of Directors

Paulo Guilherme Aguiar Cunha

-	Ultrapar Participações S.A. - Chief Executive Officer, President of the Board of Directors
-	Monteiro Aranha S.A. - Member of the Board of Directors
-	Melamina Ultra S.A. - Director
-	Oxiteno S.A. Indústria e Comércio - Director, Managing Director, Chief Executive Officer
-	Oxiteno Nordeste S.A. Indústria e Comércio - Managing Director, Chief Executive Officer
-	BNDES Participações S.A. (BNDESPAR) - Member of the Board of Directors

-	COPENE – Petroquímica do Nordeste S.A. - Member of the Board of Directors
-	CSN - Cia Siderúrgica Nacional - Member of the Board of Directors
-	Cia. Ultragaz S.A. – Chairman of the Board of Directors
-	Oxiteno Nordeste S.A. Indústria e Comércio – Chairman of the Board of Directors

Lucio de Castro Andrade Filho

-	Ultrapar Participações S.A. - Vice-President, Vice-chairman of the Board of Directors
-	Oxiteno S.A. Indústria e Comércio - Alternate member of the Board of Directors, Member of the Board of Directors
-	Oxiteno Nordeste S.A. Indústria e Comércio - Alternate member of the Board of Directors, Member of the Board of Directors
-	Ultraquímica Participações S.A. - Vice-chairman of the Board of Directors
-	Terminal Químico de Aratu S.A. – Tequimar - Member of the Board of Directors, Chairman of the Board of Directors
-	Cia. Ultragaz S.A. – Member of the Board of Directors

Ana Maria Levy Villela Igel

-	Ultrapar Participações S.A. - Member of the Board of Directors

Renato Ochman

-	Ultrapar Participações S.A. - Member of the Board of Directors
-	Grendene S.A. - Member of the Board of Directors
-	Unicasa Indústria de Móveis S.A. – Member of the Board of Directors

Nildemar Secches

-	Ultrapar Participações S.A. - Member of the Board of Directors
-	Brasil Foods S.A. - Chief Executive Officer, Chairman of the Board of Directors
-	Weg S.A. – Member of the Board of Directors
-	Suzano Papel e Celulose S.A. - Member of the Board of Directors
-	Grupo Iochpe-Maxion - Corporate Director and Member of the Board of Directors

Paulo Vieira Belotti

-	Ultrapar Participações S.A. - Member of the Board of Directors
-	Petrobras Distribuidora S.A. - President
-	Petroquisa - Petrobras Química S.A. - President
-	Petróleo Brasileiro S.A. (Petrobras) - Director
-	Nordon Indústrias Metalúrgicas S.A. - Member of the Board of Directors
-	Oxiteno S.A. Indústria e Comércio - Member of the Board of Directors
-	Oxiteno Nordeste S.A. Indústria e Comércio - Member of the Board of Directors

Olavo Egydio Monteiro de Carvalho

-	Ultrapar Participações S.A.- Member of the Board of Directors
-	Klabin S.A. - Member of the Board of Directors
-	Monteiro Aranha S.A. - Chairman of the Board of Directors
-	Ericsson Telecomunicações S.A. - Chairman of the Board of Directors
-	Matel Tecnologia de Teleinformática S.A. (MATEC) - Chairman of the Board of Directors
-	Oxiteno S.A. Indústria e Comércio - Member of the Board of Directors
-	Oxiteno Nordeste S.A. Indústria e Comércio - Member of the Board of Directors

Pedro Wongtschowski

-	Ultrapar Participações S.A. – Director, Chief Executive Officer, Member of the Board of Directors
-	Ultraquímica Participações S.A. –Officer, Member of the Board of Directors
-	Oxiteno S.A. Indústria e Comércio - Superintendent Officer
-	Oxiteno Nordeste S.A. Indústria e Comércio - Superintendent Officer, Member of the Board of Directors
-	Terminal Químico de Aratu S.A. – Tequimar - Member of the Board of Directors
-	Companhia Brasileira de Petróleo Ipiranga - President of the Board of Directors
-	Cia Ultragaz S.A. - Member of the Board of Directors
-	Distribuidora de Produtos de Petróleo Ipiranga S.A. - Chaiman of the Board of Directors

Ivan de Souza Monteiro
-	Banco do Brasil S.A - Vice President of Financial Management and Investor Relations
-	CPFL Energia S.A. - Member of the Board of Directors
-	MAPFRE BB SH2 Participações S.A. - Alternate member of the Board of Directors

Fiscal Council

Effective members

Flavio César Maia Luz

-	Ultrapar Participações S.A. – President of the Fiscal Council
-	CTEEP S.A. – Member of the Fiscal Council
-	Senior Solution S.A. – Member of the Board of Directors
-	Eletropaulo S.A. - Vice-president of the Board of Directors and Executive Officer
-	Light Serviços de Eletricidade S.A. - Member of the Board of Directors
-	Duratex S.A. - Vice-President

Mario Probst

-	Ultrapar Participações S.A. - Member of the Fiscal Council
-	Gafisa S.A. - Secretary of the Audit Committee
-	Odontoprev S.A. - Member of the Fiscal Council
-	Companhia Brasileira de Distribuição - Member of the Fiscal Council
-	Via Varejo S.A. (ex Globex Utilidades S/A) – Member of the Fiscal Council

José Reinaldo Magalhães

-	Embraer S.A. - Member of the Board of Directors
-	CPFL Energia S.A. - Member of the Fiscal Council
-	Cia. Energética de Pernambuco – CELPE – Member of the Board of Directors
-	Cia Energética do Rio Grande do Norte – Member of the Board of Directors

Alternate members

Márcio Augustus Ribeiro

-	Ultrapar Participações S.A. - Alternate member of the Fiscal Council
-	Sobral Invicta S.A. - Administration and finance director

Pedro Ozires Predeus

-	Ultrapar Participações S.A. - Alternate member of the Fiscal Council
-	Grupo Iochpe-Maxion - Member of the Audit Committee
-	Aços Villares from Grupo Gerdau - Member of the Fiscal Council

Sérgio Paulo Silva

-	Ultrapar Participações S.A. - Alternate member of the Fiscal Council
-	CPFL Energia S.A. - Member of the Fiscal Council
-	Usiminas S.A. - Alternate member of the Fiscal Council
-	Alpargatas S.A. - Member of the Fiscal Council
-	BB Gestão de Recursos Distribuidora de Títulos e Valores Mobiliários S.A. - Member of the Fiscal Council

a.	Events which have occurred over the last 5 years, related to:

i.	any criminal sentence
ii.	any judgment in administrative proceeding by CVM and the penalties applied
iii.	any final and unappealable judgment, at legal or administrative level, which has suspended or disqualified the candidate in connection with the performance of any professional or business activity

Members of the Board of Directors and members of Fiscal Council informed the Company that there were no criminal sentences, in any administrative proceeding by CVM or any other legal or administrative judgment that has suspended their ability or unqualified them to perform any professional or business activity.

12.9.	Material relationship, stable union or family relationship up to the second degree between:

a.	the Company’s officers and directors:

Mr. Lucio Castro Andrade is son-in-law of Mrs. Ana Maria Villela Igel Levy, both members of the Board of Directors of Ultrapar Participações S.A.

b.	(i) the Company’s officers and directors and (ii) the officers and directors of any of the Company’s subsidiaries, whether direct or indirect

None.

c.	(i) the Company’s or its subsidiaries’ officers and directors, whether direct or indirect and (ii) the Company’s direct or indirect controlling shareholders

Not applicable.

d.	(i) the Company’s officers and directors and (ii) the officers and directors of any of the Company’s controlling shareholders, whether direct or indirect

None.

12.10.	Subordination, service rendering or control relationships kept, over the last 3 fiscal years, between the Company’s management and:

a.	any of the Company’s direct or indirect subsidiaries

Mr. Pedro Wongtschowski was an officer of Ultrapar and some subsidiaries until December 2012. See "Item 12.8.a.i. Information about the management and members of the Fiscal Council" for more information.

Mr. Paulo Vieira Belotti provided consulting services to the subsidiaries Oxiteno S.A. Indústria e Comércio and Oxiteno Nordeste S.A. Indústria e Comércio in the last 3 fiscal years (2010 – 2012).

b.	any of the Company’s direct or indirect controlling shareholdres

Mr. Paulo Guilherme Aguiar Cunha, Mr. Lucio de Castro Andrade Filho, Mr. Pedro Wongtschowski and Ms. Ana Maria Levy Villela Igel, all members of the Board of Directors of Ultrapar, are shareholders and members of the Board of Directors of Ultra S.A., holding that owns 24% of the total capital of Ultrapar, which in turn no longer has a controlling shareholder under article 116 of the Brazilian Corporate Law. However, for purposes of compliance with the rules of the Novo Mercado, on August 16th, 2011 Ultra S.A. signed a participation contract with BM&FBOVESPA as the shareholder that exercises the control of the Ultrapar, according to Novo Mercado regulation.

Mr. Paulo Guilherme Aguiar Cunha, Mr. Lucio de Castro Andrade Filho and Mr. Pedro Wongtschowski are officers of Ultra S.A.

c.	if material, any supplier, customer, debtor or creditor of the Company, its subsidiary or controlling shareholders or the subsidiaries of any of the foregoing

The subsidiary IPP has fixed and floating rate loans in the amount of R$ 2,617 million with Banco do Brasil, a financial institution in which Mr. Ivan de Souza Monteiro is currently Vice President of Financial Management and Investor Relations.

12.12.	Other information that the issuer deems relevant:

The members of the Board of Director indicated herein attended the 18 meetings of the Board of Directors held since they took office on April 27th, 2011, except for the members Olavo Egydio de Monteiro Carvalho, Lucio de Castro Andrade Filho and Renato Ochman who participated in 12, 17 and 17 meetings respectively.

According to the definition of Independent Member of the Novo Mercado regulation, 5 candidates to the Board of Directors listed herein are independent. Only Mr. Paulo Guilherme Aguiar Cunha, Mr. Lucio de Castro Andrade Filho, Mr. Pedro Wongtschowski and Mrs. Ana Maria Levy Villela Igel are not considered independent members according to such criterion.

ANNEX VII – MODEL FOR POWER OF ATTORNEY

Power of Attorney

Through the intermediary of this private instrument, [ Shareholder ], [[ nationality ], [ civil status ], [occupation ], bearer of the identity document, number [•] [ issuing entity], resident and domiciled at [full address] or [legal entity duly incorporated in accordance with the laws of [•], with its head offices at [•], enrolled at the Taxpayer Register under number [•]] (“Principal”), nominates and constitutes as [his/her/its] attorney-in-fact SANDRA LÓPEZ GORBE, Brazilian, married, lawyer, national identity card RG nr. 094233582-IFP/RJ, professional identity card OAB/RJ nr. 097181, and enrolled at the Taxpayers Register CPF/MF under nr. 035.539.407-35; THIAGO DE MELLO RIBEIRO COUTINHO, Brazilian, married, lawyer, national identity card RG nr. 1790900-SSP/PB, professional identity card OAB/SP nr. 176386, and enrolled at the Taxpayers Register CPF/MF under nr. 265.000.098-86; DENIZE SAMPAIO BICUDO, Brazilian, single, lawyer, national identity card RG nr. 32.308.230-0-SSP/SP, professional identity card OAB/SP nr. 239.515, and enrolled at the Taxpayers Register CPF/MF under nr. 220.578.448-03;  GUILHERME DEBEUZ DE BRITO VIANNA, Brazilian, married, lawyer, national identity card RG nr. 34.310.912-8-SSP/SP, professional identity card OAB/SP nr. 271.233, and enrolled at the Taxpayers Register CPF/MF under nr. 321.148.988-65; CAIO MARON ZANINI, Brazilian, single, lawyer, national identity card RG nr. 34.616.342-SSP/SP, professional identity card OAB/SP nr.  256.842, and enrolled at the Taxpayers Register CPF/MF under nr. 312.347.968-48, with powers, acting in isolation and independently of the order of nomination, to represent the Principal in the position of holder of [•] ([number of shares in words]) common shares issued by Ultrapar Participações S.A., a publicly held company registered in the corporate tax register (CNPJ/MF) under number 33.256.439/0001-39, with registered offices at Av. Brigadeiro Luís Antônio, 1.343, in the city São Paulo, state of São Paulo (“Company”), in the Ordinary General Meeting to be held at 2:00 p.m. on April, 10, 2013 at the corporate headquarters of the Company, signing the Shareholders’ Presence Register of the Company and the minutes of the Ordinary General Meeting for the specific purpose of voting in strict conformity with the following guidance:

(i) To approve the Management Report and the Financial Statements of the Company for the fiscal year ending December 31 2012:
In Favor	Against	Abstention
[ ]	[ ]	[ ]
Mark with an X in the box of your choice above.

(ii) To approve the proposal for the allocation of the Company’s net earnings for the fiscal year ending December 31 2012:
In Favor	Against	Abstention
[ ]	[ ]	[ ]
Mark with an X in the box of your choice above.

(iii) With respect to the election of the Company’s Board of Directors, exercise the vote in connection with the slate proposed by the current Board of Directors of the Company as instructed in the chart below, and if cumulative voting for the election is requested, to distribute the votes attributed to the shares held by the Principal proportionally between all members of the Slate:
Vote for the Slate	Vote against	Abstention
[ ]	[ ]	[ ]
Mark with an X in the box of your choice above.

(iv) To elect the members of the Fiscal Council as proposed by the Management of the Company:

Effective Member	Alternate Member
Flavio Cesar Maia Luz	Márcio Augustus Ribeiro
Mario Probst	Pedro Ozires Predeus
José Reinaldo Magalhães	Sérgio Paulo Silva

In Favor	Against	Abstention
[ ]	[ ]	[ ]
Mark with an X in the box of your choice above.

(v) To set the compensation of the members of Management and the Fiscal Council as proposed by the Management of the Company:
In Favor	Against	Abstention
[ ]	[ ]	[ ]
Mark with an X in the box of your choice above.

The attorneys-in-fact hereby nominated have no right or obligation whatsoever to take any other measures in the name of the Principal not expressly provided for in this instrument or which are necessary to its exact fulfillment.

This power of attorney, which may be delegated in full or partially, shall be valid for the aforementioned Ordinary General Meeting, whether installed upon the first convening notice or upon the second convening notice.

[day] [ month ] 2013.

[ Shareholder ]

ANNEX VIII - GLOSSARY

References in the items 10, 12.6 to 12.10, 12.12 and 13 of the Reference Form which are part of this document, to “Ultrapar”, “we”, “our”, “us” and “the Company” are to Ultrapar Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires).

In addition, all references in this document to:

“ADRs” are to the American Depositary Receipts;

“am/pm” are to Ipiranga’s convenience stores franchise network that operate under the brand am/pm, managed by am/pm Comestíveis Ltda. and Conveniência Ipiranga Norte Ltda.;

“American Chemical” are to American Chemical I.C.S.A;

“ANFAVEA” are to Associação Nacional dos Fabricantes de Veículos Automotores, the Brazilian
Association of Vehicle Producers;

“ANP” are to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis, the Brazilian oil, natural gas and biofuels regulatory agency;

“BM&FBOVESPA” are to the Bolsa de Valores, Mercadorias e Futuros de São Paulo, the São Paulo Stock Exchange;

“Braskem” are to Braskem S.A. and Quattor Participações S.A., acquired by Braskem in April, 2010;

“Brazilian government” are to the federal government of the Federative Republic of Brazil;

“Cia. Ultragaz” are to Companhia Ultragaz S.A.;

“Conversion” are to the conversion of all preferred shares issued by the company into common shares, at a ratio of 1 (one) preferred share for 1 (one) common share, as approved at the extraordinary general shareholders’ meeting and the special preferred shareholders’ meeting, both held on June 28, 2011;

“CVM” are to Comissão de Valores Mobiliários, the Brazilian securities authority;

“DNP” are to Distribuidora Nacional de Petróleo Ltda.;

“LPG” are to liquefied petroleum gas;

“IFRS” are to International Financial Reporting Standards;

“Ipiranga” are to Ultrapar’s subsidiaries which operate in the fuel and lubricant distribution and related activities;

“IPP” are to Ipiranga Produtos de Petróleo S.A.;

“Latin America” are to countries in America other than the United States and Canada;

“LPG International” are to LPG International Inc.;

“Maxfácil” are to Maxfácil Participações S.A.;

“NYSE” are to the New York Stock Exchange;

“Oxiteno Nordeste” are to Oxiteno Nordeste S.A. Indústria e Comércio;

“Oxiteno Overseas” are to Oxiteno Overseas Co.;

“Oxiteno” are to Oxiteno S.A. Indústria e Comércio, our wholly owned subsidiary and its subsidiaries that produce ethylene oxide and its principal derivatives, fatty alcohols and other specialty chemicals;

“Petrobras” are to Petróleo Brasileiro S.A.;

 “Real”, “Reais” or “R$” are to Brazilian reais, the official currency of Brazil;

“Repsol” are to Repsol Gás Brasil S.A.;

“RPR” are to Refinaria de Petróleo Riograndense S.A. (formerly Refinaria de Petróleo Ipiranga S.A.), a company engaged in oil refining;

“Serma” are to Association of users of data processing equipment and related services responsible for IT services for Ultrapar;

“Temmar” are to Terminal Marítimo do Maranhão S.A.;

“Tequimar” are to Terminal Químico de Aratu S.A.;

“Texaco” are to the Texaco-branded fuels marketing business in Brazil, previously carried-out by Chevron Brasil Ltda. and by Sociedade Anônima de Óleo Galena Signal, subsidiaries of Chevron;

“Ultra S.A.” are to Ultra S.A. Participações, a holding company owned by members of the founding family and senior management of Ultrapar. Ultra S.A. is the largest shareholder of Ultrapar, holding 24% of its total capital stock. Prior to the Conversion, Ultra S.A. owned 66% of the voting capital of Ultrapar;

“Ultracargo” are to Ultracargo Operações Logísticas e Participações Ltda., our wholly owned subsidiary and its subsidiaries that provide logistics services for liquid bulk cargo;

“Ultragaz” are to Ultrapar’s subsidiaries that operate in the distribution of LPG and;

“US$”, “dollars” or “U.S. dollars” are to the United States dollar.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2013

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Manual for Shareholders’ Participation in the Annual and Extraordinary Shareholders’ Meeting of April 10. 2013)